Exhibit 99.1

Exhibit 99.1 Itaú Corpbanca Announces Fourth Quarter 2021 Management Discussion & Analysis Report SANTIAGO, Chile, Feb. 28, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the fourth quarter ended December 31, 2021. For the full MD&A Report, please refer to the following link: https://ir.itau.cl/files/doc_financials/2021/q4/Itau-Corpbanca-4Q21-MD-A.pdf On Tuesday, March 1, 2022, at 11:00 A.M. Santiago time (9:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Online registration: https://conferencingportals.com/event/LcAnNmZD Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199 Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call. Telephone and Virtual Q&A session: Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally. Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/3639977/76F883982966D147877A902F11C85ABB Webcast will be available on-demand via the same address as the live event afterwards. Investor Relations – Itaú Corpbanca +56 (2) 2660-1751 / IR@itau.cl / ir.itau.cl

Management Discussion & Analysis 4Q21 ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

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CONTENTS Table of Contents Management Discussion & Analysis Page 5 7 Executive Summary 16 Income Statement and Balance Sheet Analysis Managerial results - Breakdown by country 18 Managerial results - Breakdown for Chile 20 40 Managerial results - Breakdown for Colombia 30 Balance Sheet 46 Risk and Capital Management 48 Additional Information Complete Financial Statements Access here 52 Report of Independent Auditors

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Management Discussion & Analysis Management Discussion & Analysis

This report is based on Itaú Corpbanca reviewed financial statements for 4Q21, 3Q21 and 4Q20 prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero, or "CMF") pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2021 of Ch$844.08 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the CMF or the Colombian Superintendency of Finance (*Superintendencia Financiera de Colombia*, or "SF").

Certain figures included in this Quarterly Report for the three months ended December 31, 2021 and 2020, for the three months ended September 30, 2021 and as of the twelve-month periods ended December 31, 2021 and 2020 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding.

As used in this MD&A Report, the term "billion" means one thousand million (1,000,000,000) and the term "trillion" means one million million (1,000,000,000,000).

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Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our managerial model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended December 31, 2021 and 2020, for the three months ended September 30, 2021 and as of the twelve-month periods ended December 31, 2021 and 2020.

	In Ch$ million (except where indicated), end of period	4Q21	3Q21	4Q20	12M21	12M20
Results	Recurring Net Income	82,365	58,969	(124,132)	307,235	(79,424)
	Operating Revenues [1]	337,140	278,373	281,236	1,187,789	1,070,828
	Managerial Financial Margin	296,030	230,307	241,824	1,017,557	911,328
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2,3]	0.9%	0.7%	-1.4%	0.9%	-0.2%
	Recurring Return on Tangible Avg. equity (RoTAE) [2,4]	13.9%	13.2%	-27.3%	15.7%	-4.1%
	Recurring Return on Avg. assets (RoAA) [2]	0.9%	0.7%	-1.4%	0.9%	-0.2%
	Recurring Return on Avg. equity (RoAE) [2,5]	11.3%	10.1%	-20.9%	12.3%	-2.8%
	Risk Index (Loan loss allowances / Total loans)	3.2%	3.3%	4.0%	3.2%	4.0%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	1.9%	2.3%	2.2%	1.9%	2.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.6%	2.0%	1.9%	1.6%	1.9%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.2%	3.5%	3.7%	3.2%	3.7%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	171.7%	142.1%	179.4%	171.7%	179.4%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	51.9%	58.6%	57.8%	54.3%	59.6%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	77.2%	77.9%	167.4%	71.5%	112.9%
Balance Sheet	Total Assets	37,784,282	35,768,845	35,638,632		
	Gross Total Credit Portfolio	24,754,132	23,811,968	22,589,071		
	Total Deposits	17,673,538	17,115,052	17,630,470		
	Loan Portfolio / Total Deposits	140.06%	139.13%	128.13%		
	Shareholders Equity	3,277,800	2,355,997	2,315,411		
	Tangible Equity [4]	2,737,931	1,812,164	1,759,685		
Other	Headcount [7]	7,817	8,091	8,364		
	Chile	5,126	5,160	5,266		
	Colombia	2,691	2,931	3,098		
	Branches [8]	292	293	300		
	Chile	188	186	189		
	Colombia	104	107	111		
	ATM – Automated Teller Machines	523	523	533		
	Chile	402	401	408		
	Colombia	121	122	125		

Notes: **(1)** Operating Revenues = Managerial Financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 45 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q18 also from our RepOffice in Lima and also in Madrid until 2Q19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		4Q21	3Q21	4Q20	12M21	12M20
Highlights	Total Outstanding shares (Thousands)	973,517.87	512,406.76	512,406.76	973,517.87	512,406.76
	Book Value per share (Ch$)	3.367	4.598	4.519	3.367	4.519
	Diluted Recurring Earnings per share (Ch$)	0.085	0.115	-0.242	0.316	-0.155
	Accounting Diluted Earnings per share (Ch$)	0.068	0.105	-0.369	0.285	-1.806
	Diluted Recurring Earnings per ADR (US$)	0.150	0.213	-0.511	0.561	-0.327
	Accounting Diluted Earnings per ADR (US$)	0.121	0.194	-0.779	0.507	-3.812
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	n.a.	127,065
	Dividend per share (Ch$)	n.a.	n.a.	n.a.	n.a.	0.2480
	Gross Dividend per ADS (US$)	n.a.	n.a.	n.a.	n.a.	0.4316
	Market capitalization (Ch$ billion)	1,604.36	1,019.18	1,224.65	1,604.36	1,224.65
	Market capitalization (US$ billion)	1.9	1.3	1.7	1.9	1.7
	Solvency Ratio - BIS Ratio [9]	16.22%	12.56%	13.56%	16.22%	13.56%
	Shareholders' equity / Total assets	8.68%	6.59%	6.50%	8.68%	6.50%
	Shareholders' equity / Total liabilities	9.52%	7.07%	6.96%	9.52%	6.96%
Indicators	Ch$ exchange rate for US$1.0	844.08	809.02	710.73	844.08	710.73
	COP exchange rate for Ch$1.0	0.2103	0.2121	0.2078	0.2103	0.2078
	Monetary Policy Interest Rate - Chile [10]	4.0%	1.5%	0.5%	4.0%	0.5%
	Monetary Policy Interest Rate - Colombia [10]	3.0%	1.8%	1.8%	3.0%	1.8%
	Quarterly UF variation - Chile [11]	3.0%	1.3%	1.3%	6.4%	2.7%
	Quarterly CPI variation - Chile	2.8%	2.4%	0.9%	7.2%	3.0%
	Quarterly CPI variation - Colombia	1.3%	1.2%	0.2%	5.6%	1.6%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to CMF current definitions for 4Q21 and 12M21, and to prior CMF BIS I definitions for 3Q21, 4Q20 and 12M20. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts.

Itaú Corpbanca 8

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$82,365 million in the fourth quarter of 2021 from an accounting net income of Ch$66,290 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below:

Non-Recurring Events

In Ch$ million	4Q21	3Q21	4Q20	12M21	12M20
Net Income Attributable to Shareholders (Accounting)	**66,290**	**53,623**	**(189,057)**	**277,806**	**(925,479)**
Non-Recurring Events	**16,075**	**5,346**	**64,925**	**29,429**	**846,055**
(a) Transaction Costs	241	57	(10)	446	(38)
(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations	5,424	5,424	5,549	21,695	824,534
(c) Provisions, impairment and accelerated depreciation	454	300	81,667	2,047	81,667
(d) Provisions for restructuring	17,138	-	-	17,138	-
(e) Other Contingencies	(491)	1,542	-	2,788	(698)
Tax Effects	(6,689)	(1,977)	(22,281)	(14,685)	(59,411)
Recurring Net Income Attributable to Shareholders (Managerial)	**82,365**	**58,969**	**(124,132)**	**307,235**	**(79,424)**

Events that we have considered non-recurring and at the same time not part of our business are the following:

(a) Transaction Costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses.

(b) Goodwill impairment and amortization/impairment of intangible generated through business combinations: Amortization of intangibles arising from business combination, such as customer relationships.

(c) Provisions, impairment and accelerated depreciation: Considers (i) provisions for physical structure restructuring; (ii) impairment of intangible technology assets related to the systems consolidation process; and (iii) impairment and accelerated depreciation of fixed assets related to footprint revision and migration to a Remote First working model.

(d) Provisions for restructuring: Costs related to the optimization of the physical infrastructure in Chile and to the operational and digital transformation in Colombia.

(e) Other Contingencies: Mainly due to provisions related to the systems consolidation process generated in the Itaú - Corpbanca integration and costs related to capital increase made by the bank.

Itaú Corpbanca 9

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications. One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 12 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service *(Servicio de Impuestos Internos* or "SII") considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) is US$1,792 million. This amount considers the acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company announced to the market in December 3, 2019 for approximately US$334 million.

As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In addition to the New York Branch, in the first quarter of 2020, management has decided to consider other investments in its hedge strategy with derivatives, also to be analyzed along with income tax expenses (total exposure US$179 million).

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating the effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca uses the Chilean peso as its functional currency, foreign currencies are translated into Chilean peso. For our investment in Colombia, we have decided to hedge this translation risk effect in our income statement.

In the fourth quarter of 2021, the Chilean peso appreciated 0.9% against the Colombian peso, compared to a depreciation of 8.8% in the previous quarter. In addition, the Chilean peso depreciated 4.3% against the U.S. dollar in the fourth quarter of 2021. Approximately 33% of our loan portfolio is denominated in, or indexed to, foreign currencies. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 844.08	+4.3% (4Q21/3Q21)	18.8% (4Q21/4Q20)
Colombian peso Ch$ 0.2103	-0.9% (4Q21/3Q21)	1.2% (4Q21/4Q20)

Itaú Corpbanca

10

Itaú Corpbanca Executive Summary Management Discussion & Analysis 11 Managerial Income Statement in Ch$ million 4Q21 in Ch$ million 4Q21 1 Interest Income 552,565 Operating Revenues 390,581 1 Interest Expense (286,504) 1 Managerial Financial Margin 327,537 Net Interest Income 266,061 Financial Margin with Clients 257,107 2 Fees and commission income 63,044 Financial Margin with the Market 70,430 4 Fees and commission expense (25,013) 2 Commissions and Fees 63,044 Net fee and commission income 38,031 3 Cost of Credit (81,979) 1 Total financial transactions, net 54,448 Provision for Loan Losses (98,775) 1 Other operating income 5,916 Recoveries from Loans written - off as losses 16,796 Total operating income 364,456 Credit Value Adjustment (or “CVA”; ratings and colla - terals effects) - 3 Provision for Loan Losses (98,775) 4 Non - interest Expenses (231,573) 3 Recoveries from loans written - off as losses 16,796 Personnel Expenses (91,025) Net operating income 282,477 Administrative Expenses (113,586) 4 Personnel expenses (91,025) Depreciation, Amortization and Impairment (26,962) 4 Administrative expenses (71,399) Income before Tax and Minority Interests 77,029 4 Depreciation and amortization (26,906) 5 Income tax expense (11,557) 4 Impairments (56) 6 Minority Interests in Subsidiaries 818 4 Other operating expenses (17,174) Net Income attributable to Shareholders 66,290 Total operating expenses (206,560) Operating Income 75,917 1 Income from investments in other companies 1,112 Income before taxes 77,029 5 Income tax expense (11,557) Net Income 65,472 6 Minority interests 818 Net Income attributable to Shareholders 66,290 We present below a detailed reconciliation from our accounting income statements to our managerial income statements before a ddi ng/deducting non - recurring events as previously described. Even though the example below has been prepared with 4Q21 figures, it can be used to replicate any period :

Management Discussion & Analysis | Executive Summary

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**390,581**	**(29,183)**	**(23,911)**	**(347)**	**337,140**
Managerial Financial Margin	327,537	(7,832)	(23,911)	236	296,030
Financial Margin with Clients	257,107	(7,864)	-	-	249,243
Financial Margin with the Market	70,430	32	(23,911)	236	46,787
Commissions and Fees	63,044	(21,351)	-	(583)	41,110
Cost of Credit	**(81,979)**	**(3,120)**	**-**	**-**	**(85,099)**
Provision for Loan Losses	(98,775)	(14,518)	-	-	(113,293)
Recovery of Loans Written Off as Losses	16,796	2,219	-	-	19,015
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	9,178	-	-	9,178
Non-interest Expenses	**(231,573)**	**32,197**	**-**	**24,259**	**(175,117)**
Personnel Expenses	(91,025)	2,707	-	8,896	(79,422)
Administrative Expenses	(113,586)	23,361	-	9,700	(80,526)
Depreciation, Amortization and Impairment	(26,962)	6,130	-	5,663	(15,169)
Income before Tax and Minority Interests	**77,029**	**(106)**	**(23,911)**	**23,911**	**76,924**
Income Tax Expense	(11,557)	35	23,911	(7,079)	5,310
Minority Interests in Subsidiaries	818	71	-	(757)	132
Recurring Net Income	**66,290**	**-**	**-**	**16,075**	**82,365**

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2021

In Ch$ million	Accounting	Managerial Reclassifications	Tax Effect of Hedge	Non-recurring Events	Managerial
Operating Revenues	**369,687**	**(29,740)**	**(61,355)**	**(219)**	**278,373**
Managerial Financial Margin	309,375	(17,494)	(61,355)	(219)	230,307
Financial Margin with Clients	211,553	(3,455)	-	(237)	207,861
Financial Margin with the Market	97,822	(14,039)	(61,355)	18	22,446
Commissions and Fees	60,312	(12,246)	-	-	48,066
Cost of Credit	**(69,490)**	**15,600**	**-**	**-**	**(53,890)**
Provision for Loan Losses	(87,504)	13,530	-	-	(73,974)
Recovery of Loans Written Off as Losses	18,014	1,292	-	-	19,306
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	778	-	-	778
Non-interest Expenses	**(184,592)**	**13,995**	**-**	**7,542**	**(163,055)**
Personnel Expenses	(72,311)	(3,762)	-	-	(76,073)
Administrative Expenses	(86,772)	10,539	-	1,959	(74,275)
Depreciation, Amortization and Impairment	(25,509)	7,218	-	5,583	(12,707)
Income before Tax and Minority Interests	**115,605**	**(145)**	**(61,355)**	**7,323**	**61,428**
Income Tax Expense	(61,664)	145	61,355	(1,977)	(2,141)
Minority Interests in Subsidiaries	(318)	-	-	-	(318)
Recurring Net Income	**53,623**	**-**	**-**	**5,346**	**58,969**

Itaú Corpbanca 12

Management Discussion & Analysis | Executive Summary

4th quarter of 2021 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	4Q21	3Q21	change		4Q20	change		12M21	12M20	change	
Operating Revenues	**337,140**	**278,373**	**21.1%**	**58,767**	**281,236**	**19.9%**	**55,904**	**1,187,789**	**1,070,828**	**10.9%**	**116,961**
Managerial Financial Margin	296,030	230,307	28.5%	65,723	241,824	22.4%	54,206	1,017,557	911,328	11.7%	106,229
Financial Margin with Clients	249,243	207,861	19.9%	41,382	199,120	25.2%	50,123	854,534	802,160	6.5%	52,374
Financial Margin with the Market	46,787	22,446	108.4%	24,341	42,704	9.6%	4,083	163,023	109,168	49.3%	53,855
Commissions and Fees	41,110	48,066	-14.5%	(6,956)	39,412	4.3%	1,698	170,231	159,500	6.7%	10,731
Cost of Credit	**(85,099)**	**(53,890)**	**57.9%**	**(31,209)**	**(308,413)**	**-72.4%**	**223,314**	**(203,815)**	**(570,674)**	**-64.3%**	**366,859**
Provision for Loan Losses	(113,293)	(73,974)	53.2%	(39,319)	(319,058)	-64.5%	205,765	(280,412)	(629,646)	-55.5%	349,235
Recovery of Loans Written Off as Losses	19,015	19,306	-1.5%	(291)	18,614	2.2%	401	68,173	64,838	5.1%	3,335
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	9,178	778	1079.8%	8,401	(7,970)	-	17,148	8,424	(5,865)	-	14,289
Non-interest Expenses	**(175,117)**	**(163,055)**	**7.4%**	**(12,062)**	**(162,491)**	**7.8%**	**(12,626)**	**(645,355)**	**(637,999)**	**1.2%**	**(7,356)**
Personnel Expenses	(79,422)	(76,073)	4.4%	(3,349)	(63,532)	25.0%	(15,890)	(297,409)	(287,913)	3.3%	(9,496)
Administrative Expenses	(80,526)	(74,275)	8.4%	(6,251)	(87,303)	-7.8%	6,777	(296,610)	(297,133)	-0.2%	523
Depreciation. Amortization and Impairment	(15,169)	(12,707)	19.4%	(2,462)	(11,657)	30.1%	(3,512)	(51,335)	(52,953)	-3.1%	1,618
Income before Tax and Minority Interests	**76,924**	**61,428**	**25.2%**	**15,496**	**(189,669)**	**-**	**266,593**	**338,619**	**(137,845)**	**-**	**476,464**
Income Tax Expense	5,310	(2,141)	-	7,451	60,999	-91.3%	(55,689)	(29,693)	56,986	-	(86,679)
Minority Interests in Subsidiaries	132	(318)	-	450	4,538	-97.1%	(4,406)	(1,690)	1,436	-	(3,126)
Recurring Net Income	**82,365**	**58,969**	**39.7%**	**23,397**	**(124,132)**	**-**	**206,497**	**307,235**	**(79,424)**	**-**	**386,659**

Itaú Corpbanca 13

Itaú Corpbanca Executive Summary Management Discussion & Analysis 14 Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Return on Average Tangible Equity 1 Recurring Net Income Results Ch$ 82.4 billion for the 4Q21 Highlights in 4Q21 For further details by country see page 40 Highlights of the quarter In the fourth quarter of 2021, the Recurring Net Income amounted to Ch$82.4 billion, which represents an increase of 39.7% over the previous quarter, far exceeding the negative result recorded in the same quarter of 2020. The managerial return on average tangible equity was 13.9% as of December 31, 2021, compared to - 27.3% reported in December 31, 2020. In Chile, the Recurring Net Income totaled Ch$84.4 billion, presenting an increase of 44.1% compared to the third quarter of 2021, driven by higher Financial Margin with Clients and with the Market offset by increase in Cost of Credit and Non - interest Expenses. When compared to the same period of 2020, the Recurring Net Income of this quarter is higher, mainly due to the additional provisions made in the 4Q20 to protect the loan portfolio from non - performance estimated as a result of the pandemic. In constant currency, Colombia's Recurring Net Income totaled a loss of Ch$2.1 billion decreasing by 584.8% compared to the previous quarter, as a result of specific impacts on income tax observed in the third quarter of the year, from the tax reform in force from that period. Offsetting the above, the decrease of 40.5% in the Cost of Credit stands out, as a result of specific impacts referred to Wholesale segment clients registered in the previous quarter. 13.9 % The annualized recurring return on average tangible equity reached 13.9% in the fourth quarter of 2021, 0.7 percentage points above the value recorded in the previous quarter and 41.2 percentage points higher than the ratio observed in the fourth quarter of 2020. Average tangible shareholders equity totaled Ch$2,369.1 billion, a 32.5% increase compared to the last quarter and a 30.2% increase compared to the same quarter of 2020, impacted by the capital increase made by the Bank. Annualized recurring return on average assets ex - goodwill and ex - intangibles from business combinations reached 0.9% in the fourth quarter of 2021, a 22 basis points increase when compared to the previous quarter and a 230 basis points increase when compared to the fourth quarter of 2020, driven by the materialization of the capital increase made by the Bank. For further details by country see page 44 (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. Ch$ million (124,132) 95,128 70,773 58,969 82,365 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 (79,424) 307,235 12M20 12M21 - 166.4% 39.7% - 486.8% (27.3%) 21.5% 16.0% 13.2% 13.9% (4.1%) 15.7% (1.4%) 1.1% 0.8% 0.7% 0.9% (0.2%) 0.9% (30.0%) (20.0%) (10.0%) - 10.0% 20.0% 30.0% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 12M20 12M21 (2.0%) (1.5%) (1.0%) (0.5%) - 0.5% 1.0% 1.5% Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) 41.2pp 19.8pp 0.7pp

Itaú Corpbanca Executive Summary Management Discussion & Analysis Financial Margin with Clients Cost of Credit Ch$ 249.2 billion For further details by country see pages 21 and 31 Ch$ 85.1 billion For further details by country see pages 24 and 34 Commissions and Fees Efficiency Ratio and Risk - Adjusted Efficiency Ratio 1 For further details by country see pages 23 and 33 52.2 % Financial Margin with Clients increased 19.9% compared to the previous quarter, mainly due to capital increase made by the Bank that resulted in a larger amount of capital remunerated, that is also positively affected by a higher remuneration rate due to the increase in TPM interest rate (monetary policy rate of Chile); to which is added the recognition of income from the sale of student portfolios usually recorded in the fourth quarter of each year. When compared to the fourth quarter of 2020, our Financial Margin with Clients increased by 25.2%. In the fourth quarter of 2021, our efficiency ratio decreased by 6.4 percentage points compared to the previous quarter, mainly due to the 21.1% increase in Operating Revenues, partially offset by the 7.4% increase in Non - interest Expenses. When compared to the fourth quarter of 2020, the efficiency ratio decreased 5.6 percentage points, mainly due to the 19.9% increase in Operating Revenues. The risk - adjusted efficiency ratio, which also includes the Cost of Credit, reached 77.2%, a decrease of 0.7 percentage points from the previous quarter and a 90.3 percentage points decrease from the fourth quarter of 2020. Cost of Credit in the fourth quarter of 2021 increased 57.9% when compared to the previous quarter , primarily due to higher provisioning level for whole- sale portfolio. In addition, during the fourth quarter of 2021 additional provisions of commercial portfolio were constituted for a total of Ch$19.5 billion. When compared to the fourth quarter of 2020, Cost of Credit decreased by 72.4%. Ch$ 41.1 billion Commissions and Fees decreased by 14.5% when compared to the third quarter of 2021, mainly due to lower credit card commissions and associated brokerage registered in Chile, complemented by a decrease in income related to financial advisory services in Colombia. When compared to the fourth quarter of 2020, Commissions and Fees in- creased by 4.3%, primarily due to higher results in Insurance Brokerage and Current Account Services and Overdraft Fees, in Chile, higher results that offset the decreases in Financial Advisory fees and Asset Management commissions in Colombia. 15 1 Starting 3Q19, we are adding the cost of credit to the non - interest expenses for the calculation of the risk - adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. For further details by country see pages 28 and 38 Ch$ million 199,120 195,551 201,880 207,861 249,243 802,160 854,534 2.66 2.73 2.76 2.75 3.14 2.69 2.84 1.0000 1.5000 2.0000 2.5000 3.0000 3.5000 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 500,000 550,000 600,000 650,000 700,000 750,000 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 12M20 12M21 Financial Margin with Clients Financial margin with clients (annualized average rate) 48.7bp 15.6bp 38.9bp Ch$ million 308,413 38,795 26,031 53,890 85,099 570,674 203,815 5.3 0.7 0.5 0.9 1.4 2.4 0.9 -3.0 -2.6 -2.2 -1.8 -1.4 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 2.2 2.6 3.0 3.4 3.8 4.2 4.6 5.0 5.4 5.8 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 12M20 12M21 - 100,000 200,000 300,000 400,000 500,000 600,000 700,000 Cost of credit (Ch$ million) Cost of credit / Loan portfolio - Annualized (%) - 155.7bp 47.2bp - 394.7bp 39,412 39,549 41,506 48,066 41,110 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 159,500 170,231 12M20 12M21 - 14.5% 6.7% 4.3% Ch$ million - 5.57% - 5.17% - 6.37% 57.8% 49.8% 58.4% 58.6% 51.9% 59.6% 54.3% 167.4% 62.1% 68.6% 77.9% 77.2% 112.9% 71.5% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 12M20 12M21 Quarterly Efficiency Ratio Quarterly Risk-Adjusted Efficiency Ratio (RAER)

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlights

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 10, 11 and 12 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 4Q21, 3Q21 an d 4Q20:

	4Q21			3Q21			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**337,140**	**277,488**	**61,976**	**278,373**	**219,262**	**62,014**	**21.1%**	**26.6%**	**-0.1%**
Managerial Financial Margin	296,030	243,543	54,810	230,307	181,918	51,292	28.5%	33.9%	6.9%
Financial Margin with Clients	249,243	197,957	51,285	207,861	158,135	49,726	19.9%	25.2%	3.1%
Financial Margin with the Market	46,787	45,586	3,525	22,446	23,783	1,566	108.4%	91.7%	125.1%
Commissions and Fees	41,110	33,944	7,166	48,066	37,344	10,722	-14.5%	-9.1%	-33.2%
Cost of Credit	**(85,099)**	**(69,889)**	**(15,210)**	**(53,890)**	**(29,039)**	**(24,851)**	**57.9%**	**140.7%**	**-38.8%**
Provision for Loan Losses	(113,293)	(93,812)	(19,481)	(73,974)	(43,922)	(30,052)	53.2%	113.6%	-35.2%
Recovery of Loans Written Off as Losses	19,015	14,745	4,271	19,306	14,105	5,201	-1.5%	4.5%	-17.9%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	9,178	9,178	-	778	778	-	1079.8%	1079.8%	-
Non-interest Expenses	**(175,117)**	**(128,460)**	**(46,657)**	**(163,055)**	**(114,902)**	**(48,153)**	**7.4%**	**11.8%**	**-3.1%**
Personnel Expenses	(79,422)	(60,879)	(18,543)	(76,073)	(54,190)	(21,883)	4.4%	12.3%	-15.3%
Administrative Expenses	(80,526)	(56,577)	(23,949)	(74,275)	(51,279)	(22,995)	8.4%	10.3%	4.1%
Depreciation, Amortization and Impairment	(15,169)	(11,004)	(4,165)	(12,707)	(9,432)	(3,275)	19.4%	16.7%	27.2%
Income before Tax and Minority Interests	**76,924**	**79,139**	**108**	**61,428**	**75,321**	**(10,990)**	**25.2%**	**5.1%**	**-101.0%**
Income Tax Expense	5,310	5,228	(545)	(2,141)	(16,690)	13,765	-348.0%	-131.3%	-104.0%
Minority Interests in Subsidiaries	132	59	73	(318)	(47)	(271)	-141.5%	-226.0%	-126.8%
Costs of hedge positions	-	-	(1,696)	-	-	(2,120)	-	-	-20.0%
Recurring Net Income	**82,365**	**84,426**	**(2,061)**	**58,969**	**58,584**	**384**	**39.7%**	**44.1%**	**-636.3%**
Recurring Return on Managerial Tangible Equity	**13.9%**	**17.8%**	**-1.7%**	**13.2%**	**17.2%**	**0.4%**	**71 bps**	**59 bps**	**-210 bps**

	4Q21			4Q20			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**337,140**	**277,488**	**61,976**	**281,236**	**219,073**	**67,928**	**19.9%**	**26.7%**	**-8.8%**
Managerial Financial Margin	296,030	243,543	54,810	241,824	189,478	58,111	22.4%	28.5%	-5.7%
Financial Margin with Clients	249,243	197,957	51,285	199,120	150,130	48,990	25.2%	31.9%	4.7%
Financial Margin with the Market	46,787	45,586	3,525	42,704	39,348	9,121	9.6%	15.9%	-61.4%
Commissions and Fees	41,110	33,944	7,166	39,412	29,595	9,817	4.3%	14.7%	-27.0%
Cost of Credit	**(85,099)**	**(69,889)**	**(15,210)**	**(308,413)**	**(231,448)**	**(76,966)**	**-72.4%**	**-69.8%**	**-80.2%**
Provision for Loan Losses	(113,293)	(93,812)	(19,481)	(319,058)	(236,735)	(82,323)	-64.5%	-60.4%	-76.3%
Recovery of Loans Written Off as Losses	19,015	14,745	4,271	18,614	13,257	5,357	2.2%	11.2%	-20.3%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	9,178	9,178	-	(7,970)	(7,970)	-	-215.2%	-215.2%	-
Non-interest Expenses	**(175,117)**	**(128,460)**	**(46,657)**	**(162,491)**	**(115,722)**	**(46,769)**	**7.8%**	**11.0%**	**-0.2%**
Personnel Expenses	(79,422)	(60,879)	(18,543)	(63,532)	(43,219)	(20,312)	25.0%	40.9%	-8.7%
Administrative Expenses	(80,526)	(56,577)	(23,949)	(87,303)	(63,977)	(23,326)	-7.8%	-11.6%	2.7%
Depreciation, Amortization and Impairment	(15,169)	(11,004)	(4,165)	(11,657)	(8,526)	(3,131)	30.1%	29.1%	33.0%
Income before Tax and Minority Interests	**76,924**	**79,139**	**108**	**(189,669)**	**(128,097)**	**(55,807)**	**-140.6%**	**-161.8%**	**-100.2%**
Income Tax Expense	5,310	5,228	(545)	60,999	39,294	20,148	-91.3%	-86.7%	-102.7%
Minority Interests in Subsidiaries	132	59	73	4,538	(9)	4,547	-97.1%	-753.8%	-98.4%
Costs of hedge positions	-	-	(1,696)	-	-	(4,209)	-	-	-59.7%
Recurring Net Income	**82,365**	**84,426**	**(2,061)**	**(124,132)**	**(88,811)**	**(35,321)**	**-166.4%**	**-195.1%**	**-94.2%**
Recurring Return on Managerial Tangible Equity	**13.9%**	**17.8%**	**-1.7%**	**-27.3%**	**-27.7%**	**-26.3%**	**4119 bps**	**4554 bps**	**2452 bps**

[1]In nominal currency

Itaú Corpbanca

18

Management Discussion & Analysis | Income Statement Analysis

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 4Q21, 3Q21 and 4Q20 is presented below:

In Ch$ million	4Q21	3Q21	4Q20	12M21	12M20
Net Income Attributable to Shareholders (Accounting)	**71,911**	**51,774**	**(154,369)**	**271,526**	**(837,085)**
(+) Non-recurring events	10,958	5,317	60,894	24,283	767,702
(+) Other results and overhead costs from Colombia in Chile (a)	(139)	(626)	455	(4,029)	(1,037)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	1,696	2,120	4,209	3,532	20,092
Recurring Net Income	**84,426**	**58,584**	**(88,811)**	**295,312**	**(50,329)**

In Ch$ million	4Q21	3Q21	4Q20	12M21	12M20
Net Income Attributable to Shareholders (Accounting)	**(5,621)**	**1,849**	**(34,688)**	**6,280**	**(88,394)**
(+) Non-recurring events	5,118	29	4,031	5,146	78,353
(+) Other results and overhead costs from Colombia in Chile (a)	139	626	(455)	4,029	1,037
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(1,696)	(2,120)	(4,209)	(3,532)	(20,092)
Recurring Net Income	**(2,061)**	**384**	**(35,321)**	**11,923**	**(29,095)**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Economic Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 19

Management Discussion & Analysis Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 18 and 19:

			change			*change*				*change*	
In Ch$ million	4Q21	3Q21	%	$	4Q20	%	$	12M21	12M20	%	$
Operating Revenues	**277,488**	**219,262**	**26.6%**	**58,225**	**219,073**	**26.7%**	**58,415**	**933,284**	**807,113**	**15.6%**	**126,171**
Managerial Financial Margin	243,543	181,918	33.9%	61,625	189,478	28.5%	54,065	794,336	681,776	16.5%	112,560
Financial Margin with Clients	197,957	158,135	25.2%	39,823	150,130	31.9%	47,827	659,968	590,315	11.8%	69,653
Financial Margin with the Market	45,586	23,783	91.7%	21,803	39,348	15.9%	6,238	134,368	91,461	46.9%	42,908
Commissions and Fees	33,944	37,344	-9.1%	(3,400)	29,595	14.7%	4,350	138,948	125,337	10.9%	13,610
Cost of Credit	**(69,889)**	**(29,039)**	**140.7%**	**(40,850)**	**(231,448)**	**-69.8%**	**161,559**	**(133,068)**	**(449,622)**	**-70.4%**	**316,555**
Provision for Loan Losses	(93,812)	(43,922)	113.6%	(49,890)	(236,735)	-60.4%	142,923	(191,424)	(493,218)	-61.2%	301,794
Recovery of Loans Written Off as Losses	14,745	14,105	4.5%	639	13,257	11.2%	1,488	49,933	49,461	1.0%	472
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	9,178	778	1079.8%	8,401	(7,970)	-	17,148	8,424	(5,865)	-	14,289
Non-interest Expenses	**(128,460)**	**(114,902)**	**11.8%**	**(13,558)**	**(115,722)**	**11.0%**	**(12,738)**	**(468,776)**	**(453,824)**	**3.3%**	**(14,952)**
Personnel Expenses	(60,879)	(54,190)	12.3%	(6,689)	(43,219)	40.9%	(17,660)	(214,975)	(196,332)	9.5%	(18,643)
Administrative Expenses	(56,577)	(51,279)	10.3%	(5,297)	(63,977)	-11.6%	7,400	(215,550)	(216,957)	-0.6%	1,407
Depreciation. Amortization and Impairment	(11,004)	(9,432)	16.7%	(1,572)	(8,526)	29.1%	(2,478)	(38,251)	(40,535)	-5.6%	2,284
Income before Tax and Minority Interests	**79,139**	**75,321**	**5.1%**	**3,817**	**(128,097)**	**-**	**207,236**	**331,440**	**(96,333)**	**-**	**427,773**
Income Tax Expense	5,228	(16,690)	-	21,918	39,294	-86.7%	(34,067)	(36,126)	46,071	-	(82,197)
Minority Interests in Subsidiaries	59	(47)	-	106	(9)	-	68	(1)	(67)	-98.1%	65
Recurring Net Income	**84,426**	**58,584**	**44.1%**	**25,842**	**(88,811)**	**-**	**173,237**	**295,312**	**(50,329)**	**-**	**345,641**

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial Margin with Clients increased 25.2% when compared to the previous quarter, mainly due to the growth of asset and liability portfolios, as well as the positive impact on the spread of these portfolios, as a result of higher TPM interest rate (monetary policy rate of Chile) in this quarter.
- Financial Margin with the Market reached Ch$45.6 billion in the fourth quarter of 2021, an increase of 91.7% when compared to the previous quarter, mainly due to an increase in inflation-linked income driven by a higher variation of the UF in the quarter and lower losses generated from portfolio management on available for sale positions.

Managerial Financial Margin

Financial Margin with Clients
Ch$198.0 million
▲ **+ 25.2%** (4Q21/3Q21)
▲ **+ 31.9%** (4Q21/4Q20)

Financial Margin with the Market
Ch$45.6 million
▲ **+ 91.7%** (4Q21/3Q21)
▲ **+ 15.9%** (4Q21/4Q20)

Ch$ million


189,478
39,348
150,130
208,179
60,475
147,704
160,696
4,524
156,171
181,918
23,783
158,135
243,543
45,586
197,957
4Q'20
1Q'21
2Q'21
3Q'21
4Q'21
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Chile).

Change in the Financial Margin with Clients Breakdown


Assets financial margin
Liabilities financial margin
158,135
61
4,150
3,663
4,249
1,224
4,440
2,112
19,924
197,957
1
2
3
4
3Q 21
Portfolio mix
Volume
Spreads
Portfolio mix
Volume
Spreads
Commercial spreads on derivatives and
Capital financial margin and others
4Q 21

1 **Assets financial margin (+Ch$7,874 million):** mainly due to the growth in the loan portfolio, in addition to improvements in the spread, mainly, of commercial credits.

2 **Liabilities financial margin (+Ch$9,913 million):** mainly due to higher growth in time deposits and demand deposits and increase in the profitability of this portfolio, as a result of the higher value of the average TPM observed in this period.

3 **Commercial spreads on derivatives and FX transactions with clients (+Ch$2,112 million)**: related to an increase in FX transactions with clients impacting the Financial Margin with Clients.

4 **Capital financial margin and others (+Ch$19,924million):** explained by the capital increase made by the Bank that resulted in a larger amount of capital remunerated, that is also positively affected by a higher interest remuneration rate due to the increase in TPM interest rate (monetary policy rate of Chile).

Itaú Corpbanca 21

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis UF — Unidad de Fomento (variation value) UF net exposure (Ch$ trillion) Risk - Adjusted Financial Margin with Clients: - 11 bp • Decrease related to the 140.7% increase in the Cost of Credit. 22 Financial Margin with the Market Annualized average rate of financial margin with clients Financial Margin with the Market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors, currencies and interest rates and (ii) treasury trading, which manages proprietary portfolios and may as sum e directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market increased 91.7% in 4Q21 compared to 3Q21. This increase was mainly due to higher gains from ass et and liability management due to an increase in inflation - linked income and lower losses observed from sales on the available for sale portfoli o in the quarter. 4Q21 3Q21 In Ch$ millions, end of period Average Balance Average Rate Financial Margin Average Balance Average Rate Financial Margin Financial Margin with Clients 25,413,756 3.1% 197,957 24,272,600 2.6% 158,135 Cost of Credit (69,889) (29,039) Risk - Adjusted Financial Margin with Clients 25,413,756 2.0% 128,069 24,272,600 2.1% 129,096 Ch$ million Financial Margin with Clients: +51 bp • Increase related to the positive effects on volume and spread of asset and liability portfolios, in addition to the sale of student portfolio made in the 4Q21. 2.5% 2.5% 2.6% 2.6% 3.1% (1.3%) 2.1% 2.4% 2.1% 2.0% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 39,348 60,475 4,524 23,783 45,586 22,865 37,162 30,799 32,033 33,592 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Financial Margin with the Market 1-year moving average 2.1 1.6 1.5 1.4 2.0 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 1.3% 1.1% 1.1% 1.3% 3.0% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of 2021, Commissions and Fees amounted to Ch$33.9 billion, an 9.1% decrease when compared to the previous quarter, due to lower commissions in credit cards related to a greater use of the benefits of our loyalty program, as a result of an increase in activity after restrictions observed in the pandemic were reduced, to which is added a lower activity in brokerage commissions.
- When compared to the fourth quarter of 2020, Commissions and Fees increased 14.7%, mainly due to higher Insurance Brokerage fees related to an increase in our consumer portfolio and better cross selling, along with higher Current Account Services and Overdraft Fees, driven by the higher transactionality observed in 2021, positively affected by the higher liquidity that prevailed in the economy during the year.

In Ch$ million	4Q21	3Q21	change		4Q20	change		12M21	12M20	change	
Insurance Brokerage	8,984	9,499	(515)	-5.4%	6,550	2,433	37.1%	34,789	27,154	7,635	28.1%
Credit Operations and Guarantees Provided	7,879	7,445	434	5.8%	7,150	729	10.2%	29,621	29,315	306	1.0%
Current Account Services and Overdraft Fees	8,533	7,907	626	7.9%	6,900	1,634	23.7%	31,476	29,762	1,715	5.8%
Asset Management	3,031	3,282	(251)	-7.7%	2,948	83	2.8%	12,592	12,702	(110)	-0.9%
Financial Advisory	982	1,510	(528)	-35.0%	573	409	71.4%	4,189	2,860	1,329	46.5%
Other	4,535	7,700	(3,165)	-41.1%	5,474	(939)	-17.2%	26,280	23,544	2,736	11.6%
Total Commissions and Fees	**33,944**	**37,344**	**(3,400)**	**-9.1%**	**29,595**	**4,350**	**14.7%**	**138,948**	**125,337**	**13,610**	**10.9%**

Commissions and Fees Breakdown


4Q21
26%
23%
25%
9%
3%
13%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other


3Q21
25%
20%
21%
9%
4%
21%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory
Other

Itaú Corpbanca 23

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 24 At the end of the fourth quarter of 2021, our net provisions for loan losses over the loan portfolio increased to 1.4% from 0.6% when compared to the previous quarter, mainly due to the wholesale credit provisions and additional provisions mentioned above. When compared to 4Q20, this ratio decreased 3.54 percentage points. Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio In the fourth quarter of 2021, Cost of Credit amounted to Ch$69.9 billion, a 140.7% increase when compared to the previous quarter and a 69.8% decrease when compared to the same period in 2020. The increase in the Cost of Credit in the fourth quarter is mainly related to higher provisions for wholesale credits, including additional provisions of Ch$ 19.5 billion. Compared to the same quarter of 2020, the Cost of Credit in 4Q21 was 69.8% lower, mainly due to the high level of provisions established in 4Q20. In the fourth quarter of 2021, the total allowance for loan losses, including additional provisions, increased 6.2% in the quarter, totaling Ch$642.9 billion, whereas our average loan portfolio increased 4.0% when compared to the third quarter of 2021, reaching Ch$19.5 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio increased in the fourth quarter of 2021, from 3.22% to 3.29% when compared with the previous quarter. Cost of Credit In Ch$ million 4Q21 3Q21 change 4Q20 change 12M21 12M20 change Net Provision for Loan Losses (79,067) (29,817) (49,251) 165.2% (223,478) 144,411 - 64.6% (141,492) (443,757) 302,265 - 68.1% Provision for Loan Losses (93,812) (43,922) (49,890) 113.6% (236,735) 142,923 - 60.4% (191,424) (493,218) 301,794 - 61.2% Recovery of Loans Written Off as Losses 14,745 14,105 639 4.5% 13,257 1,488 11.2% 49,933 49,461 472 1.0% Credit Value Adjustment (or “CVA”; ratings and collaterals effects) 9,178 778 8,401 1079.8% (7,970) 17,148 - 8,424 (5,865) 14,289 - Cost of Credit (69,889) (29,039) (40,850) 140.7% (231,448) 161,559 - 69.8% (133,068) (449,622) 316,555 - 70.4% 236,735 34,239 19,451 43,922 93,812 231,448 24,800 9,341 29,039 69,889 5.0 0.5 0.2 0.6 1.4 -2.0 -1.6 -1.2 -0.8 -0.4 0.0 0.4 0.8 1.2 1.6 2.0 2.4 2.8 3.2 3.6 4.0 4.4 4.8 5.2 - 50,000 100,000 150,000 200,000 250,000 300,000 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 509,277 550,716 555,209 544,910 638,892 655,971 511,402 519,439 537,200 19,500 64,500 104,600 78,211 78,211 86,211 105,711 509,277 550,716 574,709 609,410 743,492 734,182 589,613 605,650 642,911 2.81 2.98 3.00 3.20 3.99 4.00 3.18 3.22 3.29 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 - 600,000 1,200,000 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Allowances for loan losses (Ch$ million) - Chile Additional provisions (Ch$ million) - Chile Allowances for loan losses / Loan portfolio (%)

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans

Ch$ million


449,438
477,240
382,804
344,973
341,037
415,576
432,944
388,703
311,493
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Non-performing Loans over 90 days - Chile

In the fourth quarter of 2021, the portfolio of credits 90-days overdue decreased Ch$77.2 billion or 19.9% when compared to previous quarter, primarily driven by a decrease of 24.5% in our commercial loans NPLs (30.8% when excluding student loans), which is mainly related to a specific client of the Wholesale segment. NPLs for the consumer portfolio decreased 1.3% in the quarter, while mortgage loan NPLs increased 5.2% in the quarter.

When compared to the same quarter of the previous year, this portfolio presented a decrease of 8.7%, which considers a decrease of 32.7% in the non-performing consumer portfolio, 6.2% reduction in commercial loans (an increase of 2.0% when excluding student loans) and a lower mortgage loans NPL by 8.0%.

NPL Ratio (%) | over 90 days


2.46
2.52
1.97
1.82
1.87
2.25
2.33
2.04
1.56
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Chile

The NPL ratio of credits 90-day overdue decreased from 2.04% to 1.56% when compared to the previous quarter. Compared to the same period of 2020, the ratio decreased 0.31 percentage points.

NPL Ratio (%) by Segments | over 90 days


2.76%
2.83%
2.62%
2.79%
2.99%
2.67%
2.46%
2.52%
2.63%
2.40%
2.43%
2.26%
2.47%
2.22%
2.33%
2.01%
1.97%
2.11%
1.82%
2.20%
1.87%
2.25%
2.33%
2.04%
1.94%
1.56%
1.70%
1.65%
1.60%
1.49%
1.71%
1.26%
1.22%
1.69%
1.66%
1.75%
1.62%
1.61%
1.14%
1.03%
1.12%
1.07%
0.99%
0.87%
0.87%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

The total NPL portfolio decreased from 2.04% to 1.56% in the fourth quarter when compared to the previous period.

The NPL ratio over 90 days for consumer loans decreased from 1.14% to 1.03% in the fourth quarter of 2021.

The NPL ratio for mortgage loans remained unchanged between 3Q21 and the last quarter of the year, closing at 0.87%.

The NPL for commercial loans ratio decreased 0.73 percentage points for commercial loans when compared to the previous quarter, mainly related to specifics clients in the Wholesale segment. When excluding student loans from this portfolio, the commercial loans NPL reached 1.61%, decreasing 0.83 percentage points when compared to the previous quarter.

Coverage Ratio[1] (%) | 90 days


113
115
150
177
218
177
136
156
206
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Chile

As of December 31, 2021, the 90-day coverage ratio reached 206%, a 51 percentage points increase from the previous quarter, mainly as result of a decrease in Non-Performing Loans.

When compared with December 31, 2020, the coverage ratio decreased by 12 percentage points, due to the decrease in the NPL portfolio registered in 4Q21 and the increase in the stock of provisions observed in the same quarter of last year.

1 Coverage Ratio includes additional provisions.

Itaú Corpbanca 25

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 26 Recovery of Loans Written - off as Losses In the fourth quarter of 2021, NPL creation totaled a negative Ch$32.4 billion, a decrease of Ch$26.2 billion when compared to the previous quar- ter. * Loan portfolio average balance of the two previous quarters. NPL Creation In the fourth quarter of 2021, loan portfolio write - offs totaled Ch$44.8 billion, a 17.7% increase when compared to the previous quarter. The ratio of written - off operations to loan portfolio average balance increased 11 basis points, reaching 0.92%, when compared to the third quarter of 2021 and decreased 11 basis points when compared to the same period of the pre- vious year. In the last quarter of 2021, income from recoveries of written - off loans totaled Ch$14.7 billion, 4.5% higher than in the previous quarter. This was explained by higher recoveries from sales of assets received as payment during 4Q21. When compared to the fourth quarter of 2020, the income from recovery of loans written - off increased by 11.2%. In the fourth quarter of 2021, total NPL Creation coverage totaled a negative value of 290%, mainly due to higher provisions and the decrease in NPLs in Wholesale portfolio. Ch$ million NPL Creation Coverage Loan Portfolio Write - Off Ch$ billion 53.0 50.6 54.4 49.7 47.7 36.3 45.0 38.1 44.8 1.17 1.09 1.13 1.04 1.02 0.79 0.97 0.81 0.92 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Write-off (Ch$ billion) -Chile Write-off / Loan Portfolio* - Annualized (%) 181.0 78.4 - 40.0 11.8 43.8 110.9 62.4 - 6.2 - 32.4 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Chile 541 31 31 - 712 - 290 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Chile (%) 13,257 11,143 9,940 14,105 14,745 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Chile

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 27 Personnel Expenses Administrative Expenses Administrative Expenses in the fourth quarter of 2021 amounted to Ch$56.6 billion, a 10.3% increase when compared to the previous quarter. This increase is explained by the higher transaction volumes observed in the last quarter of the year, which meant an increase in processing expens- es and other operating expenses. When compared to the fourth quarter of 2020, Administrative Expenses decreased 11.6%, mainly due to higher expenses related to technology and expenses related to the sanitization of branches and administrative offices recognized in the last quarter of 2020. Depreciation, Amortization and Impairment Depreciation, Amortization and Impairment expenses totaled Ch$11.0 billion in the fourth quarter of 2021, a 16.7% increase when compared to the previ- ous quarter, due to the increase in the base of assets subject to amortization. Compared to the same period in 2020, these expenses presented an in- crease of 29.1%. Non - interest Expenses • Non - interest Expenses amounted to Ch$128.5 billion in the quarter, an 11.8% increase from the previous quarter, mainly due to an increase in Personnel and Administrative Expenses. • When compared to the fourth quarter of 2020, Non - interest Expenses increased 11.0% mainly due to higher Personnel Expenses. Highlights Personnel Expenses in the fourth quarter of 2021 increased 12.3% relative to the third quarter of 2021, mainly due to higher provisions for bonuses established in the quarter under analysis. When compared to the same period of 2020, total expenses increased 40.9% mainly as a result of the impact of higher inflation as well as higher provisions for bonuses and variable compensation established in 4Q21 relative to 4Q20. Headcount The total number of employees including the Itaú Corpbanca New York branch was 5,126 at the end of the fourth quarter of 2021 compared to 5,160 in the previous quarter and 5,266 at the end of the fourth quarter of 2020, a decrease of 2.7% in headcount in a twelve - month period. 5,126 Headcount in Chile and New York at the end of the 4Q21 - 0.7% ( 4Q21/3Q21) - 2.7% (4Q21/4Q20) In Ch$ million 4Q21 3Q21 change 4Q20 change 12M21 12M20 change Personnel Expenses (60,879) (54,190) (6,689) 12.3% (43,219) (17,660) 40.9% (214,975) (196,332) (18,643) 9.5% Administrative Expenses (56,577) (51,279) (5,297) 10.3% (63,977) 7,400 - 11.6% (215,550) (216,957) 1,407 - 0.6% Personnel and Administrative Expenses (117,456) (105,470) (11,986) 11.4% (107,196) (10,260) 9.6% (430,525) (413,289) (17,236) 4.2% Depreciation, Amortization and Impairment (11,004) (9,432) (1,572) 16.7% (8,526) (2,478) 29.1% (38,251) (40,535) 2,284 - 5.6% Total Non - interest Expenses (128,460) (114,902) (13,558) 11.8% (115,722) (12,738) 11.0% (468,776) (453,824) (14,952) 3.3% 5,661 5,599 5,581 5,331 5,266 5,249 5,187 5,160 5,126 2.2% - 1.1% - 0.3% - 4.5% - 1.2% - 0.3% - 1.2% - 0.5% - 0.7% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 4,500 4,700 4,900 5,100 5,300 5,500 5,700 5,900 6,100 6,300 6,500 6,700 6,900 7,100 dec-19 mar-20 jun-20 sep-20 dec-20 mar-21 jun-21 sep-21 dec-21 Chile Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 28 Efficiency Ratio In the fourth quarter of 2021, our Efficiency Ratio reached 46.3%, a decrease of 6.1 percentage points when compared to the previous quarter. This was mainly related to higher Operating Revenues in the quarter. When compared to the fourth quarter of 2020, the Efficiency Ratio decreased 65 basis points, primarily due an increase in Operating Revenues in the quar- ter. Risk - Adjusted Efficiency Ratio 1 The Risk - Adjusted Efficiency Ratio, which also includes the Cost of Credit, reached 71.5% in the fourth quarter of 2021, an increase of 5.8 percentage points when compared to the previous quarter, mainly as a result of higher Cost of Credit, partially offset by higher Operating Revenues. When compared to the third quarter of 2020, the Risk - Adjusted Efficiency Ratio decreased by 43.9 percentage points, primarily due to a lower Cost of Credit. Efficiency Ratio and Risk - Adjusted Efficiency Ratio Non - interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commission and Fees = Risk - Adjusted Efficiency Ratio We present the efficiency ratio and the risk - adjusted efficiency ratio, which includes the Cost of Credit. 1 Starting 3Q19, we are adding the cost of credit to the non - interest expenses for the calculation of the risk - adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparative purposes. 52.8% 47.8% 56.4% 52.4% 46.3% 158.5% 58.0% 61.2% 65.6% 71.5% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Efficiency ratio Risk Adjusted Efficiency ratio Points of Service in Chile Automated Teller Machines (ATMs) | Chile Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu din g ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking. Distribution Network Branches | Chile and New York 192 192 188 185 185 187 185 182 182 2 2 2 2 4 4 4 4 6 0.0% 0.0% - 2.1% - 1.6% 1.1% 1.1% - 1.0% - 1.6% 1.1% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 dec-19 mar-20 jun-20 sep-20 dec-20 mar-21 jun-21 sep-21 dec-21 Physical Digital Δ% Branches Chile QoQ As of December 31, 2021, we had 188 branches, a 1.1% increase com- pared to the previous quarter, explained by the opening of 2 digital branches. In addition, we had 1 branch or 0.5% less compared to the fourth quarter of 2020. By the end of the fourth quarter of 2021, the number of ATMs totaled 402 in Chile, 1 more ATM when compared to the thrid quarter of 2021 and a 0.2% increase as compared to the same period last year. Additionally, our customers had access to over 7,000 ATMs in Chile through our agreement with Redbanc. 413 403 398 396 398 397 393 397 398 11 10 10 10 10 9 9 4 4 - 7.4% - 2.6% - 1.2% - 0.5% 0.5% - 0.5% - 1.0% - 0.2% 0.2% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 dec-19 mar-20 jun-20 sep-20 dec-20 mar-21 jun-21 sep-21 dec-21 Itaú Banco Condell* Δ% ATMs Chile QoQ

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- The consolidated credit portfolio in Chile reached Ch$20.0 trillion at the end of the fourth quarter of 2021, an increase of 5.0% from the previous quarter and an increase of 9.8% from the fourth quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q21	3Q21	change	4Q20	change
Wholesale lending - Chile	**12,609,485**	**12,113,638**	**4.1%**	**11,861,157**	**6.3%**
Commercial loans	10,654,419	10,451,761	1.9%	10,342,189	3.0%
Foreign trade loans	1,170,092	957,354	22.2%	849,499	37.7%
Leasing and factoring	784,974	704,523	11.4%	669,469	17.3%
Retail lending - Chile	**7,370,895**	**6,918,938**	**6.5%**	**6,343,208**	**16.2%**
Residential Mortgage loans	**5,512,449**	**5,215,056**	**5.7%**	**4,636,150**	**18.9%**
Consumer loans	**1,858,446**	**1,703,882**	**9.1%**	**1,707,058**	**8.9%**
Consumer installment loans	1,318,493	1,238,868	6.4%	1,234,620	6.8%
Current account overdrafts	107,933	101,751	6.1%	122,669	-12.0%
Credit card debtors	431,535	362,809	18.9%	349,366	23.5%
Other loans and receivables	485	454	6.8%	403	20.3%
TOTAL LOANS	**19,980,380**	**19,032,576**	**5.0%**	**18,204,365**	**9.8%**

The loan portfolio grew by 5.0% in the fourth quarter of 2021 compared to the previous quarter, closing the year with an expansion of 9.8% in the last twelve months.

The Wholesale portfolio showed a nominal growth of 4.1% in the quarter compared to the previous quarter and 6.3% compared to the same period of 2020; highlighting the behavior of the Foreign trade loans that, excluding the effects of currency variability, registered real growth rates of 17.6% when compared to the third quarter of 2021 and 18.2% when compared to 4Q20.

The Retail portfolio closed the fourth quarter of 2021 totaling Ch$7.4 trillion, presenting a growth of 6.5% compared to the previous quarter and 16.2% in the last twelve months. It is worth highlighting that Consumer loans maintained the recovery trend observed in the third quarter of this year through the last quarter of 2021 with a growth of 9.1% when compared to 3Q21 and 8.9% in the year. Additionally, the volume of Residential Mortgage loans grew 5.7% compared to the balance as of September 30, 2021, which translates into a 2.6% increase when excluding the effects of UF variation on this portfolio.

The fourth quarter of 2021 was marked by the results of the parliamentary and presidential elections in Chile, resulting in the formation of a Congress with balanced political forces that would allow us to expect moderation in political proposals to guarantee agreements and progress.

Regarding the pandemic, during the fourth quarter of 2021, new COVID-19 cases had a downward trend, as well as hospitalizations and deaths, which accompanied by a rapid deployment of booster vaccination allowed the authorities to ease restrictions and reduce capacity limitations for certain activities.

In economic terms, during the last quarter of 2021, the IMACEC (Monthly Economic Activity Index) increased by 13.0% year-on-year and as a result, the economy expanded by 12% last year, recovering significantly from the contraction by 5.8% in 2020. In line with the optimism of economic activity, employment registered a strong recovery during 4Q21, with gains mainly from formal positions. In this context, the Chilean economy closed 2021 with an inflation of 7.2%, the highest since 2008, above market expectations and the Central Bank's year-end forecast. Thus, in the face of high inflation and high medium-term expectations, the Central Bank Board unanimously decided on a policy rate increase from 125 bp to 4.0% at its final meeting in 2021 (accumulating increases of 350 bps during 2H21) and the Central Bank Board is expected to continue raising the policy rate, bringing it to 7.25% in March 2022, ending the cycle at 8%.

Itaú Corpbanca 29

Management Discussion & Analysis | Income Statement Analysis | Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pa ges 18 and 19:

In Ch$ million	4Q21			3Q21			%	4Q20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**61,976**	**(242)**	**61,734**	**62,014**	**2,130**	**64,144**	**-3.8%**	**67,928**	**970**	**68,898**	**-10.4%**
Managerial Financial Margin	54,810	(207)	54,604	51,292	1,798	53,091	2.8%	58,111	854	58,965	-7.4%
Financial Margin with Clients	51,285	(206)	51,079	49,726	1,424	51,150	-0.1%	48,990	732	49,722	2.7%
Financial Margin with the Market	3,525	(0)	3,525	1,566	374	1,940	81.6%	9,121	122	9,243	-61.9%
Commissions and Fees	7,166	(35)	7,131	10,722	331	11,053	-35.5%	9,817	115	9,933	-28.2%
Cost of Credit	**(15,210)**	**122**	**(15,088)**	**(24,851)**	**(489)**	**(25,340)**	**-40.5%**	**(76,966)**	**(3,032)**	**(79,997)**	**-81.1%**
Provision for Loan Losses	(19,481)	128	(19,353)	(30,052)	(630)	(30,683)	-36.9%	(82,323)	(3,118)	(85,441)	-77.3%
Recovery of Loans Written Off as Losses	4,271	(6)	4,264	5,201	142	5,343	-20.2%	5,357	87	5,444	-21.7%
Non-interest Expenses	**(46,657)**	**157**	**(46,500)**	**(48,153)**	**(1,438)**	**(49,591)**	**-6.2%**	**(46,769)**	**(831)**	**(47,601)**	**-2.3%**
Personnel Expenses	(18,543)	43	(18,499)	(21,883)	(700)	(22,582)	-18.1%	(20,312)	(310)	(20,622)	-10.3%
Administrative Expenses	(23,949)	80	(23,869)	(22,995)	(655)	(23,650)	0.9%	(23,326)	(468)	(23,795)	0.3%
Depreciation, Amortization and Impairment	(4,165)	34	(4,132)	(3,275)	(83)	(3,358)	23.0%	(3,131)	(53)	(3,184)	29.8%
Income before Tax and Minority Interests	**108**	**38**	**146**	**(10,990)**	**203**	**(10,787)**	**-101.4%**	**(55,807)**	**(2,893)**	**(58,700)**	**-100.2%**
Income Tax Expense	(545)	(22)	(568)	13,765	(105)	13,660	-104.2%	20,148	1,006	21,154	-102.7%
Minority Interests in Subsidiaries	73	(2)	71	(271)	(10)	(281)	-125.3%	4,547	247	4,794	-98.5%
Costs of hedge positions	(1,696)	(57)	(1,753)	(2,120)	(38)	(2,158)	-18.7%	(4,209)	(11)	(4,220)	-58.4%
Recurring Net Income	**(2,061)**	**(43)**	**(2,104)**	**384**	**50**	**434**	**-584.8%**	**(35,321)**	**(1,651)**	**(36,972)**	**-94.3%**

In Ch$ million	12M21			12M20			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**259,343**	**11,060**	**270,403**	**291,239**	**(4,332)**	**286,906**	**-5.8%**
Managerial Financial Margin	228,059	9,855	237,914	257,076	(3,939)	253,137	-6.0%
Financial Margin with Clients	194,566	7,677	202,243	211,845	(3,297)	208,549	-3.0%
Financial Margin with the Market	33,493	2,178	35,671	45,231	(642)	44,588	-20.0%
Commissions and Fees	31,284	1,206	32,489	34,163	(393)	33,769	-3.8%
Cost of Credit	**(70,747)**	**(2,726)**	**(73,473)**	**(121,051)**	**(1,846)**	**(122,897)**	**-40.2%**
Provision for Loan Losses	(88,987)	(3,468)	(92,455)	(136,428)	(1,693)	(138,121)	-33.1%
Recovery of Loans Written Off as Losses	18,240	742	18,982	15,377	(153)	15,224	24.7%
Non-interest Expenses	**(176,579)**	**(6,777)**	**(183,356)**	**(184,175)**	**2,305**	**(181,871)**	**0.8%**
Personnel Expenses	(82,434)	(3,378)	(85,812)	(91,581)	1,325	(90,256)	-4.9%
Administrative Expenses	(81,061)	(2,943)	(84,004)	(80,176)	822	(79,354)	5.9%
Depreciation. Amortization and Impairment	(13,084)	(456)	(13,541)	(12,418)	158	(12,261)	10.4%
Income before Tax and Minority Interests	**12,017**	**1,557**	**13,574**	**(13,988)**	**(3,874)**	**(17,862)**	**-**
Income Tax Expense	5,127	(602)	4,525	3,483	1,226	4,710	-3.9%
Minority Interests in Subsidiaries	(1,689)	(95)	(1,783)	1,502	335	1,837	-
Costs of hedge positions	(3,532)	(108)	(3,639)	(20,092)	237	(19,855)	-81.7%
Recurring Net Income	**11,923**	**753**	**12,676**	**(29,095)**	**(2,075)**	**(31,170)**	**-**

(1) Refers to the elimination of the impact of foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2103 per COP as of December 31, 2021.

Itaú Corpbanca 30

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- In the fourth quarter of 2021, the Financial Margin with Clients decreased 0.1% when compared to the previous quarter, mainly due to lower spreads of the loan portfolio, mainly Retail, which was negatively affected by the rise in interest rates registered in the last quarter of the year, partially offset by higher volumes.
- Financial Margin with the Market increased 81.6% when compared to the third quarter of 2021, mainly due to higher gains from trading desk.

Ch$ million

Managerial Financial Margin

Financial Margin with Clients ▼ **- 0.1%** (4Q21/3Q21)
Ch$51.1 billion ▲ **+ 2.7%** (4Q21/4Q20)

Financial Margin with the Market ▲ **+ 81.6%** (4Q21/3Q21)
Ch$3.5 billion ▼ **- 61.9%** (4Q21/4Q20)


58,965
9,243
49,722
71,946
21,728
50,218
58,274
8,478
49,796
53,091
1,940
51,150
54,604
3,525
51,079
4Q'20
1Q'21
2Q'21
3Q'21
4Q'21
Financial Margin with Clients
Financial Margin with the Market

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021.

Financial Margin with Clients

Financial Margin with Clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate (monetary policy rate of Colombia).

Change in the Financial Margin with Clients Breakdown


51,150
235
-1,049
-
326
418
51,079
1
2
3
4
3Q21
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Higher number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
4Q21

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021.

1 **Loan portfolio mix (+Ch$235 million)**: mainly due to an increase of retail loan portfolio as a percentage of total average balance.

2 **Average asset portfolio, assets spreads and liabilities margin (-Ch$1,049 million)**: mainly due to lower spreads, partially offset by higher volume in the retail portfolio and deposits and other demand liabilities.

4 **Commercial spreads on derivatives and FX transactions with clients (+Ch$326 million)**: mainly due to higher activity level in derivatives and FX transactions with wholesale clients.

5 **Working capital and others (+Ch$418 million)**: explained, mainly, by the greater capital margin derived from the increase in interest rates observed in the quarter (remuneration indexed to the value of the TPM) and the one-off effects of credit refinancing observed in the previous quarter.

Itaú Corpbanca 31

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 32 Financial Margin with the Market Financial margin with the market includes (i) treasury banking, which manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading which manages proprietary portfo lio s and may assume directional positions, in compliance with the limits established by our risk appetite. Financial Margin with the Market reached Ch$3.5 billion, a 81.6% increase when compared to the previous quarter, mainly due t o h igher gains in valuation of the derivatives portfolio managed by the trading desk, from the movements of interest curves and volatilities of th e value of the currency observed in this quarter. Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021. Annualized average rate of financial margin with clients 3.6% 3.6% 3.5% 3.5% 3.3% - 2.1% 2.6% 2.2% 1.7% 2.3% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 -0.04 -0.02 0.00 0.02 0.04 Financial margin with clients Risk-adjusted financial margin with clients 4Q21 3Q21 In Ch$ millions, end of period Average Balance Financial Margin Average Rate Average Balance Financial Margin Average Rate Financial Margin with Clients 6,070,088 51,079 3.3% 5,892,581 51,150 3.5% Cost of Credit (15,088) (25,340) Risk - Adjusted Financial Margin with Clients 6,070,088 35,991 2.3% 5,892,581 25,810 1.7% Financial Margin with Clients: - 11 bp • Associated with the decrease in the spreads of the loan portfolio. Risk - Adjusted Financial Margin with Clients: + 62 bp • Due to the 40.5% decrease in the Bank's Cost of Credit in the quarter. 9,243 21,728 8,478 1,940 3,525 11,147 14,448 13,241 10,347 8,918 - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Financial Margin with the Market 1-year moving average Ch$ million Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021.

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees

Highlights

- In the fourth quarter of 2021, Commissions and Fees amounted to Ch$7.1 billion, a 35.5% decrease from the previous quarter, mainly due to lower Financial Advisory commissions.
- When compared to the same quarter of 2020, Commissions and Fees decreased 28.2%, mainly due to lower Financial Advisory commissions and Asset Management fees in this quarter.

In Ch$ million	4Q21	3Q21	change		4Q20	change		12M21	12M20	change	
Insurance Brokerage	1,987	1,985	2	0.1%	1,689	298	17.7%	7,549	8,033	(483)	-6.0%
Credit Operations and Guarantees Provided	1,129	953	176	18.5%	997	131	13.2%	3,566	3,313	253	7.6%
Asset Management	2,144	2,420	(276)	-11.4%	2,965	(820)	-27.7%	9,345	11,295	(1,949)	-17.3%
Financial Advisory	914	3,348	(2,434)	-72.7%	2,536	(1,622)	-64.0%	6,859	4,655	2,204	47.4%
Cash Management	1,486	1,402	83	5.9%	1,692	(207)	-12.2%	5,831	5,950	(119)	-2.0%
Others	(529)	945	(1,474)	-	54	(583)	-	(662)	523	(1,185)	-
Total Commissions and Fees	**7,131**	**11,053**	**(3,922)**	**-35.5%**	**9,933**	**(2,802)**	**-28.2%**	**32,489**	**33,769**	**(1,280)**	**-3.8%**

Note: Commissions and Fees for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021.

Commissions and Fees Breakdown


4Q21
28%
16%
30%
13%
21%
-7%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other


3Q21
18%
9%
22%
30%
13%
9%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management
Other

Itaú Corpbanca 33

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 34 Allowance for Loan Losses and Loan Portfolio Cost of Credit and Loan Portfolio As of December 31, 2021, the total allowance for loan losses, including additional provisions, decreased 2.86% in the quarter, totaling Ch$288.6 billion whereas our loan portfolio increased 2.2% when compared to the third quarter of 2021, reaching Ch$4.8 trillion. As a result, the ratio of total allowance for loan losses, including additional provisions, over loan portfolio decreased in the fourth quarter of 2021 from 6.35% to 6.03% when compared to the previous quarter. In the fourth quarter of 2021, Cost of Credit amounted to Ch$15.1 billion, a 40.5% decrease from the previous quarter. This decrease is mainly due to specific cases of the Wholesale segment that impacted the previous quarter's Cost of Credit, complemented by specific events observed in 4Q21 corresponding to recoveries originated in prepayments of credits and sale of portfolio materialized in the period (a specific case of Wholesale client). The Cost of Credit decreased 81.1% when compared to the fourth quarter of 2020, due to the increase in additional provisions recognized in the last quarter of 2020, in addition to the specific effects that affected the Cost of Credit of 4Q21, mentioned above. Cost of Credit Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate varia tio n, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 202 1. Note : Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021. At the end of the fourth quarter of 2021, our provision for loan losses was Ch$19.4 billion, a 36.9% decrease when compared to the last quarter. The Cost of Credit over loan portfolio decreased 0.85 percentage points in the fourth quarter of 2021 when compared to the previous quarter, and decreased 5.51 percentage points when compared to the fourth quarter of 2020. Note: Provision for loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021. In Ch$ million 4Q21 3Q21 change 4Q20 change 12M21 12M20 change Provision for Loan Losses (19,353) (30,683) 11,330 - 36.9% (85,441) 66,089 - 77.3% (92,455) (138,121) 45,666 - 33.1% Recovery of Loans Written Off as Losses 4,264 5,343 (1,078) - 20.2% 5,444 (1,180) - 21.7% 18,982 15,224 3,759 24.7% Cost of Credit (15,088) (25,340) 10,252 - 40.5% (79,997) 64,909 - 81.1% (73,473) (122,897) 49,425 - 40.2% 85,441 19,226 23,194 30,683 19,353 79,997 14,746 18,299 25,340 15,088 6.8 1.2 1.5 2.1 1.3 -3.0 -2.6 -2.2 -1.8 -1.4 -1.0 -0.6 -0.2 0.2 0.6 1.0 1.4 1.8 2.2 2.6 3.0 3.4 3.8 4.2 4.6 5.0 5.4 5.8 6.2 6.6 7.0 7.4 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Provision for loan losses (Ch$ million) Cost of credit (Ch$ million) Cost of credit / Loan portfolio* - Annualized (%) (*) Average Loan Portfolio 249,655 253,099 254,596 239,499 268,109 265,265 267,684 269,451 260,960 33,650 29,439 27,612 27,611 27,612 249,655 253,099 254,596 239,499 301,759 294,704 295,295 297,062 288,572 5.37 5.59 5.43 5.12 6.64 6.56 6.43 6.35 6.03 - 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 0.6 0.6 0.7 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1.1 1.2 1.2 1.3 1.3 1.4 1.4 1.5 1.5 1.6 1.6 1.7 1.7 1.8 1.8 1.9 1.9 2.0 2.0 2.1 2.1 2.2 2.2 2.3 2.3 2.4 2.4 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.9 3.0 3.0 3.1 3.1 3.2 3.2 3.3 3.3 3.4 3.4 3.5 3.5 3.6 3.6 3.7 3.7 3.8 3.8 3.9 3.9 4.0 4.0 4.1 4.1 4.2 4.2 4.3 4.3 4.4 4.4 4.5 4.5 4.6 4.6 4.7 4.7 4.8 4.8 4.9 4.9 5.0 5.0 5.1 5.1 5.2 5.2 5.3 5.3 5.4 5.4 5.5 5.5 5.6 5.6 5.7 5.7 5.8 5.8 5.9 5.9 6.0 6.0 6.1 6.1 6.2 6.2 6.3 6.3 6.4 6.4 6.5 6.5 6.6 6.6 6.7 6.7 6.8 6.8 6.9 6.9 7.0 7.0 7.1 7.1 - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Allowances for loan losses (Ch$ million) - Colombia Additional provisions (Ch$ million) - Colombia Allowances for loan losses / Loan portfolio (%)

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans

Ch$ million


188,043
193,679
189,354
161,495
164,812
163,144
177,872
166,500
153,328
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Non-performing Loans over 90 days - Colombia

Note: NPLs for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021.

The portfolio of credits 90 days overdue decreased 7.91% in the fourth quarter of 2021 when compared to the previous quarter, mainly due to a decrease in NPLs for commercial and mortgage loans.

When compared to the fourth quarter of 2020, the portfolio of credits 90 days overdue decreased 6.97% mainly driven by a decrease in the mortgage and commercial loans NPLs.

NPL Ratio (%) | over 90 days


4.17
4.16
4.01
3.50
3.71
3.58
3.85
3.51
3.21
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Colombia

The NPL ratio of credits 90 days overdue decreased 0.30 percentage points in the fourth quarter of 2021 when compared to the previous quarter, and reached 3.21% by the end of December 31, 2021.

When compared to the same period in 2020, the ratio decreased 0.50 percentage points.

NPL Ratio (%) by Segments | over 90 days


4.64%
4.67%
4.61%
4.64%
4.59%
4.54%
4.23%
3.88%
4.08%
3.98%
4.21%
4.62%
4.14%
3.79%
4.17%
4.16%
4.01%
3.50%
3.71%
3.58%
3.27%
3.85%
3.09%
3.51%
2.94%
3.21%
2.61%
2.02%
2.05%
1.05%
1.33%
2.13%
1.53%
1.78%
1.86%
1.84%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
Commercial
Mortgage
Consumer
Total

In December 31, 2021, the total NPL ratio over 90 days decreased 0.30 percentage points when compared to the previous quarter, mainly driven by a decrease in commercial loans NPLs, while the loan portfolio registered growth of 0.7% (see on page 39).

On a 12-month comparison, total NPL ratio over 90 days decreased from 3.71% to 3.21%, mainly driven by a decrease in mortgage and commercial loans NPLs.

Coverage Ratio (%) | 90 days


133
131
134
148
163
163
150
162
170
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Colombia

As of December 31, 2021, the 90-day coverage ratio reached 170%, an increase of 8.36 percentage points when compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio increased 7.52 percentage points.

Itaú Corpbanca 35

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 36 In the quarter under analysis, NPL Creation reached Ch$4.8 billion, a 70.7% decrease compared to the previous quarter. NPL Creation In this quarter, income from recovery of loans written - off as losses totaled Ch$4.3 billion, presenting a decrease of 20.2% compared to the third quarter of 2021. When compared to the same quarter in 2020, the income from recovery of loans written - off as losses decreased by Ch$1.18 billion or 21.7%. In the fourth quarter of 2021, total NPL Creation coverage reached 401%, an increase of 115 percentage points when compared to the previous quarter, due to the decrease in the level of NPL portfolio of the quarter, mainly refer- ring to commercial loans. When compared to the fourth quarter of 2020, the NPL creation coverage decreased 7.1 percentage points. Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021. Note: Recovery of loans written - off as losses for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021. Ch$ billion * Loan portfolio average balance of the two previous quarters. Note: Write - off for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021. 5,444 4,481 4,894 5,343 4,264 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Recovery of Loan Written-off as Losses (Ch$ million) - Colombia Ch$ million Recovery of Loans Written - off as Losses In the fourth quarter of 2021, the loan portfolio write - off totaled Ch$18.0 billion, a 35.3% decrease when compared to the previous quarter, mainly due to higher write - offs in commercial loans recognized in the previous quarter. The ratio of written - off operations to loan portfolio average balance reached 1.51%, a 0.89 percentage points decrease when compared to the third quarter of this year and a 1.76 percentage points increase on a 12 - month comparison. NPL Creation Coverage Loan Portfolio Write - Off 432 117 59 187 401 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Colombia (%) 50.0 22.8 20.2 8.9 19.8 16.4 39.6 16.4 4.8 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Colombia Note: The ratio NPL Creation and Provision for Loan Losses in constant currency. 25.5 17.2 24.5 36.8 16.5 18.0 24.8 27.8 18.0 2.24 1.53 2.10 3.12 1.48 1.57 2.15 2.40 1.51 -0.50 -0.40 -0.30 -0.20 -0.10 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 1.10 1.20 1.30 1.40 1.50 1.60 1.70 1.80 1.90 2.00 2.10 2.20 2.30 2.40 2.50 2.60 2.70 2.80 2.90 3.00 3.10 3.20 3.30 3.40 3.50 3.60 3.70 3.80 3.90 4.00 4.10 4.20 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Write-off (Ch$ billion) - Colombia Write-off / Loan Portfolio* - Annualized (%)

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 37 Personnel Expenses Administrative Expenses Depreciation and Amortization Depreciation, Amortization and impairment expenses totaled Ch$4.1 billion in the fourth quarter of 2021, a 23.0% increase when compared to the last quarter, since in the fourth quarter of 2021 new assets were incorporated into the volume base subject to amortization. When compared to the fourth quarter of 2020, there was a 29.8% increase. Non - interest Expenses • Non - interest Expenses amounted Ch$46.5 billion in the quarter, a 6.2% decrease when compared to the previous quarter and a 2.3% decrease when compared to the fourth quarter of 2020. Highlights Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate var iation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2103 per COP as of December 31, 2021. Personnel Expenses reached Ch$18.5 billion in the fourth quarter of 2021, a 18.1% decrease when compared to the previous quarter , mainly due to higher provisions for severance expenses recognized in the previous quar- ter. On a 12 - month comparison , this expenses decreased a 10.3%, mainly due to headcount reduction. Headcount The total number of employees including Itaú (Panama) was 2,691 at the end of the fourth quarter of 2021, compared to 2,931 in the third quarter of 2021 and 3,098 at the end of the fourth quarter of 2020, a 13.1% reduc- tion in headcount for the 12 - month period ended in December 31, 2021. 2,691 Headcount in Colombia and Panamá at the end of the 4Q21 - 8.2% (4Q21/3Q21) - 13.1% (4Q21/4Q20) Administrative Expenses amounted to Ch$23.9 billion in the fourth quarter of 2021, registering a slight increase of 0.9% compared to last quarter and a slight increase of 0.3% on a 12 - month comparison. In Ch$ million 4Q21 3Q21 change 4Q20 change 12M21 12M20 change Personnel Expenses (18,499) (22,582) 4,083 - 18.1% (20,622) 2,123 - 10.3% (85,812) (90,256) 4,444 - 4.9% Administrative Expenses (23,869) (23,650) (219) 0.9% (23,795) (74) 0.3% (84,004) (79,354) (4,650) 5.9% Personnel and Administrative Expenses (42,368) (46,233) 3,865 - 8.4% (44,417) 2,048 - 4.6% (169,816) (169,610) (205) 0.1% Depreciation, Amortization and Impairment (4,132) (3,358) (773) 23.0% (3,184) (948) 29.8% (13,541) (12,261) (1,280) 10.4% Total Non - interest Expenses (46,500) (49,591) 3,091 - 6.2% (47,601) 1,101 - 2.3% (183,356) (181,871) (1,485) 0.8% 3,327 3,309 3,297 3,115 3,098 3,067 3,013 2,931 2,691 - 2.6% - 0.5% - 0.4% - 5.5% - 0.5% - 1.0% - 1.8% - 2.7% - 8.2% -18.0% -13.0% -8.0% -3.0% 2.0% 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 4,300 4,500 4,700 4,900 dec-19 mar-20 jun-20 sep-20 dec-20 mar-21 jun-21 sep-21 dec-21 Colombia Δ% QoQ

Itaú Corpbanca Income Statement Analysis Management Discussion & Analysis 38 Efficiency Ratio In the fourth quarter of 2021, our efficiency ratio reached 75.3%, a decrease of 2.4 percentage points when compared to the third quarter of 2021. This is main- ly due to lower Non - interest Expenses. When compared to the fourth quarter of 2020, the efficiency ratio increased 6.4 percentage points, mainly due to lower Operating Revenues in this quarter. Risk - Adjusted Efficiency Ratio 1 The risk - adjusted efficiency ratio, which also includes the Cost of Credit, reached 99.8% in the fourth quarter of 2021, a 17.9 percentage points de- crease when compared to the previous quarter, mainly due to the decrease in Cost of Credit in this quarter. When compared to the fourth quarter of 2020, the risk - adjusted efficiency ratio decreased by 82.3 percentage points, primarily due to lower Cost of Credit. We present the efficiency ratio and the risk - adjusted efficiency ratio, which includes Cost of Credit. Efficiency Ratio and Risk - Adjusted Efficiency Ratio Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate: Ch$0.2103 per COP as of December 31, 2021. Non - interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit Managerial Financial Margin + Commissions and Fees = Risk - Adjusted Efficiency Ratio 1 Starting 3Q19, we are adding the cost of credit to the non - interest expenses for the calculation of the risk - adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, inclu din g ATMs, branch offices, internet banking and telephone banking .. As of December 31, 2021, we had 104 branches in both Colombia and Panamá under the brand Itaú, a reduction of 3 branches (2.8%) in com- parison with the previous quarter. Distribution Network Branches | Colombia and Panama 147 142 142 125 125 125 123 122 121 - 13.5% - 3.4% 0.0% - 12.0% 0.0% 0.0% - 1.6% - 0.8% - 0.8% -35% -30% -25% -20% -15% -10% -5% 0% 5% 100 150 200 dec-19 mar-20 jun-20 sep-20 dec-20 mar-21 jun-21 sep-21 dec-21 Colombia Δ% ATMs Colombia QoQ By the end of the fourth quarter of 2021, the number of ATMs totaled 121 in Colombia, showing a decrease of 0.8% when compared to the previ- ous quarter and 3.2% on a 12 - month comparison, which is related to the footprint optimization implemented in the last year. Our customers contin- ue to have access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. 127 128 127 111 111 109 108 107 104 - 17.0% 0.8% - 0.8% - 12.6% 0.0% - 1.8% - 0.9% - 0.9% - 2.8% -35% -30% -25% -20% -15% -10% -5% 0% 5% - 50 100 150 200 250 300 dec-19 mar-20 jun-20 sep-20 dec-20 mar-21 jun-21 sep-21 dec-21 Colombia Δ% Branches Colombia QoQ 68.9% 56.5% 65.2% 77.6% 75.3% 182.2% 75.2% 92.9% 117.7% 99.8% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 Efficiency ratio Risk Adjusted Efficiency ratio

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- Excluding the effect of foreign exchange variation, at the end of the fourth quarter of 2021, the Colombian portfolio increased 0.7% and reached Ch$4.78 trillion when compared to the previous quarter and increased 7.6% compared to the fourth quarter of 2020.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	4Q21	3Q21	change	4Q20	change
Wholesale lending	**3,076,870**	**3,104,775**	**-0.9%**	**3,002,567**	**2.5%**
Commercial loans	2,660,344	2,683,733	-0.9%	2,551,633	4.3%
Current account overdrafts	2,663	2,207	20.7%	3,385	-21.3%
Leasing and factoring	407,826	412,711	-1.2%	432,529	-5.7%
Other loans and receivables	6,037	6,124	-1.4%	15,019	-59.8%
Retail lending	**1,696,882**	**1,633,979**	**3.8%**	**1,435,094**	**18.2%**
Residential Mortgage loans	**728,461**	**711,198**	**2.4%**	**639,404**	**13.9%**
Housing leasing	313,167	311,296	0.6%	311,289	0.6%
Other mortgage loans	415,294	399,902	3.8%	328,115	26.6%
Consumer loans	**968,421**	**922,781**	**4.9%**	**795,690**	**21.7%**
Consumer loans	752,203	726,240	3.6%	639,855	17.6%
Current account overdrafts	1,210	1,441	-16.0%	1,356	-10.8%
Credit card debtors	177,543	159,312	11.4%	119,686	48.3%
Leasing consumer	298	463	-35.6%	1,077	-72.3%
Other loans and receivables	37,167	35,325	5.2%	33,716	10.2%
TOTAL LOANS	**4,773,752**	**4,738,754**	**0.7%**	**4,437,662**	**7.6%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean Pesos at a single foreign exchange rate of Ch$0.2103 per COP as of December 31, 2021.

In the fourth quarter of 2021, the performance of Colombia's loan portfolio was marked by a compensation between higher Retail loans and a decrease in Wholesale credit activity. Compared to the previous quarter, a growth of 0.7% was observed, totaling an expansion of 7.6% in the last 12 months.

Residential Mortgage loans reached Ch$728.5 billion at the end of the fourth quarter of 2021, an increase of 2.4% compared to the previous quarter and an increase of 13.9% when compared to December 31, 2020.

Additionally, the Consumer loans registered a growth of 4.9% compared to the third quarter of 2021 and 21.7% when compared to December 31, 2020, an effect that has a direct impact on the results by assets financial margin observed in the period.

Upbeat consumption of goods (boosted by the VAT-free incentive) and hospitality services, as the economic reopening consolidated, supported a better-than-expected activity end to 2021. Investment remained weak at the margin. GDP grew 10.8% in 4Q21 and 10.6% in 2021 (compared to 7% contraction in 2020).

The unemployment rate surprised to the downside in December, but employment fell sequentially as the participation rate is also declining. For its part, food prices drove inflation at the close of 2021. Consumer prices ended 2021 with another upside surprise, taking annual inflation to 5.62%, from 5.26% in November, the highest rate since 2016. In this context, in a divided decision, the Colombian Central Bank board increased the policy rate by 50 bps in December, taking the policy rate to 3.0%. The split vote saw four board members in favor of the majority decision, while the remaining three members preferred to increase the rate by 75 bps. Overall, board members agreed on the need to continue withdrawing monetary stimulus to prevent the buildup of macroeconomic imbalances.

Global supply constraints, high commodity prices, widespread indexation and a weak COP point to persistent inflationary pressures in the short term. Inflation is likely to close 2022 at 5.5% (5.6% last year).

Itaú Corpbanca 49

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	4Q21	3Q21	change	4Q20	change
Cash and deposits in banks	3,473,392	2,471,563	40.5%	3,089,072	12.4%
Cash items in process of collection	438,496	588,149	-25.4%	173,192	153.2%
Trading investments	331,603	401,285	-17.4%	580,369	-42.9%
Investments under resale agreements	606,178	88,748	583.0%	105,580	474.1%
Financial derivatives contracts	2,980,926	3,258,246	-8.5%	3,982,803	-25.2%
Interbank loans, net	80,554	79,714	1.1%	7,115	1032.2%
Loans and accounts receivable from customers, net of loan loss allowances	23,955,972	23,020,767	4.1%	21,685,269	10.5%
Available-for-sale investments	2,876,386	3,661,391	-21.4%	3,964,720	-27.5%
Held-to-maturity investments	959,972	183,956	421.8%	111,643	759.9%
Investments in associates and other companies	13,257	13,831	-4.2%	11,983	10.6%
Intangible assets[1]	699,344	701,178	-0.3%	718,683	-2.7%
Property, plan and equipment	182,714	201,387	-9.3%	226,623	-19.4%
Current taxes	58,184	83,509	-30.3%	64,699	-10.1%
Deferred taxes	304,538	249,849	21.9%	314,112	-3.0%
Other assets	822,766	765,272	7.5%	602,769	36.5%
Total Assets	**37,784,282**	**35,768,845**	**5.6%**	**35,638,632**	**6.0%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the fourth quarter of 2021, our assets totaled Ch$37.8 trillion, an increase of Ch$2,015 billion or 5.6% from previous quarter, as presented below:


Ch$ billion
(79)
935
1,068
(150)
517
(277)
2,015
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dec-21 - Sep-21

Compared to the previous year, total assets increased by Ch$2,146 billion or 6.0%. The main changes are presented below:


Ch$ billion
(489)
2,271
600
265
501
(1,002)
2,146
Securities Investment portfolio*
Loan portfolio, net
Total other assets**
Cash items in process of collection
Investments under resale agreements
Financial derivatives contracts
Assets Change Dec-21 - Dec-20

* **Securities Investment portfolio**: Trading investments, available-for-sale investments and held-to-maturity investments.
** **Total other assets**: Investments in other companies, Intangible assets, Property, plant and equipment, Current taxes, Deferred taxes and Other assets.

Asset Breakdown

December 31, 2021

Ch$ 37.8 trillion

▲ **+ 5.6%** (Dec-21 vs. Sep-21)
▲ **+ 6.0%** (Dec-21 vs. Dec-20)


1.6%
2.7%
1.9%
7.9%
11.0%
9.4%
65.5%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 31.0 trillion
▲ **+ 5.3%** (Dec-21 vs. Sep-21)
▲ **+ 4.7%** (Dec-21 vs. Dec-20)

Ch$ 6.8 trillion
▲ **+ 7.2%** (Dec-21 vs. Sep-21)
▲ **+ 12.6%** (Dec-21 vs. Dec-20)


Ch$ billion
33,740
19%
81%
38,416
18%
82%
38,969
17%
83%
36,732
17%
83%
35,639
17%
83%
33,615
16%
84%
34,402
17%
83%
35,769
18%
82%
37,784
18%
82%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Chile
Colombia
Total

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	4Q21	3Q21	change	4Q20	change
Deposits and other demand liabilities	7,576,095	6,932,429	9.3%	6,197,406	22.2%
Cash items in process of being cleared	424,358	579,443	-26.8%	154,232	175.1%
Obligations sold under repurchase agreements	466,006	361,949	28.7%	638,851	-27.1%
Time deposits and other time liabilities	10,097,443	10,182,623	-0.8%	11,433,064	-11.7%
Financial derivatives contracts	2,925,587	3,104,533	-5.8%	3,673,591	-20.4%
Interbank borrowings	4,918,423	4,749,007	3.6%	3,798,978	29.5%
Issued debt instruments	6,762,840	6,226,268	8.6%	6,204,856	9.0%
Other financial liabilities	42,435	34,441	23.2%	13,123	223.4%
Current taxes	1,332	951	40.1%	1,766	-24.6%
Deferred taxes	0	12	-100.0%	237	-100.0%
Provisions	392,265	345,781	13.4%	282,283	39.0%
Other liabilities[1]	825,156	819,436	0.7%	851,919	-3.1%
Total Liabilities	**34,431,940**	33,336,873	**3.3%**	**33,250,306**	**3.6%**
Attributable to Shareholders	**3,277,800**	2,355,997	**39.1%**	**2,315,411**	**41.6%**
Non-controlling interest	74,542	75,975	-1.9%	72,915	2.2%
Total Equity and Liabilities	**37,784,282**	**35,768,845**	**5.6%**	**35,638,632**	**6.0%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of fourth quarter of 2021, compared to the previous quarter, are presented in the chart below:

Ch$ billion



(85)
644
104
537
(179)
995
2,015
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Dec-21 - Sep-21

Compared to the previous year, the main changes in liabilities are highlighted as follows:

Ch$ billion



(1,336)
1,379
(173)
558
(748)
2,465
2,146
Time deposits and other time liabilities
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Issued debt instruments
Financial derivatives contracts
Total other liabilities*
Total equity and liabilities Change Dec-21 - Dec-20

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca 41

Management Discussion & Analysis | Balance Sheet by Currency

Balance Sheet by Currency

Assets | December 31, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	3,473,392	2,869,535	1,308,118	-	1,561,417	603,857
Cash items in process of collection	438,496	438,150	211,686	-	226,464	346
Trading investments	331,603	90,696	90,696	-	-	240,907
Investments under resale agreements	606,178	171,810	171,810	-	-	434,368
Financial derivatives contracts	2,980,926	2,877,969	2,254,395	126,280	497,294	102,957
Interbank loans, net	80,554	-	-	-	-	80,554
Loans and accounts receivable from customers, net of loan loss allowances	23,955,972	19,443,180	6,214,753	9,799,322	3,429,105	4,512,792
Available-for-sale investments	2,876,386	2,513,201	2,008,325	301,897	202,979	363,185
Held-to-maturity investments	959,972	772,390	451,099	321,291	-	187,582
Investments in associates other companies	13,257	9,400	9,397	-	3	3,857
Intangible assets	699,344	663,525	663,373	-	152	35,819
Property, plant and equipment	182,714	138,168	130,533	-	7,635	44,546
Current taxes	58,184	20,981	18,871	-	2,110	37,203
Deferred taxes	304,538	227,425	206,893	-	20,532	77,113
Other assets	822,766	751,526	236,581	4,421	510,524	71,240
Total Assets	**37,784,282**	**30,987,956**	**13,976,530**	**10,553,211**	**6,458,215**	**6,796,326**

Liabilities | December 31, 2021

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	7,576,095	4,641,522	3,717,926	21,624	901,972	2,934,573
Cash items in process of being cleared	424,358	424,358	231,391	-	192,967	-
Obligations sold under repurchase agreements	466,006	212,356	212,356	-	-	253,650
Time deposits and other time liabilities	10,097,443	8,789,515	6,233,732	509,868	2,045,915	1,307,928
Financial derivatives contracts	2,925,587	2,853,791	2,194,964	118,170	540,657	71,796
Interbank borrowings	4,918,423	4,263,230	3,007,242	-	1,255,988	655,193
Issued debt instruments	6,762,840	5,983,249	888,333	5,094,916	-	779,591
Other financial liabilities	42,435	42,435	42,435	-	-	-
Current taxes	1,332	393	393	-	-	939
Deferred taxes	-	-	-	-	-	-
Provisions	392,265	286,696	283,472	-	3,224	105,569
Other liabilities	825,156	709,138	216,145	330,692	162,301	116,018
Total Liabilities	**34,431,940**	**28,206,683**	**17,028,389**	**6,075,270**	**5,103,024**	**6,225,257**
Capital	2,688,131	2,604,777	2,604,777	-	-	83,354
Reserves	470,873	(271,280)	(271,280)	-	-	742,153
Valuation adjustment	(75,668)	(88,467)	(47,987)	(40,480)	-	12,799
Retained Earnings:	**194,464**	**462,680**	**(63,780)**	**400,520**	**125,940**	**(268,216)**
Retained earnings or prior years	-	271,456	271,456	-	-	(271,456)
Income for the period	277,806	270,594	(255,866)	400,520	125,940	7,212
Minus: Provision for mandatory dividend	(83,342)	(79,370)	(79,370)	-	-	(3,972)
Equity attributable to shareholders	**3,277,800**	2,707,710	2,221,730	360,040	125,940	570,090
Non-controlling interest	74,542	73,563	73,563	-	-	979
Total Equity	**3,352,342**	**2,781,273**	**2,295,293**	**360,040**	**125,940**	**571,069**
Total Liabilities and Equity	**37,784,282**	**30,987,956**	**19,323,682**	**6,435,310**	**5,228,964**	**6,796,326**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca

42

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the fourth quarter of 2021, our total credit portfolio reached Ch$24.8 trillion, increasing 4.0% from the previous quarter and 9.6% from the same period of the previous year. This annual growth is mainly explained by higher performance in the Chilean and Colombian retail portfolios.
- In constant currency, total loans in Colombia increased 0.7% in the fourth quarter of 2021 and increased 7.6% in the 12-month period ended December 31, 2021. This growth is mainly explained by higher placements in the retail segment by 3.8%, which considers a growth of 4.9% in Consumer loans and 2.4% in Mortgage portfolio (see details on page 40). Considering the 0.9% depreciation of the exchange rate of the Colombian peso, the loan portfolio for Colombia decreased 0.1% in the fourth quarter and increased 8.9% in the 12-month period ended December 31, 2021.

In Ch$ million, end of period	4Q21	3Q21	change	4Q20	change
Wholesale lending	**15,686,355**	**15,245,039**	**2.9%**	**14,827,894**	**5.8%**
Chile	**12,609,485**	**12,113,638**	**4.1%**	**11,861,157**	**6.3%**
Commercial loans	10,654,419	10,451,761	1.9%	10,342,189	3.0%
Foreign trade loans	1,170,092	957,354	22.2%	849,499	37.7%
Leasing and Factoring	784,974	704,523	11.4%	669,469	17.3%
Colombia	**3,076,870**	**3,131,401**	**-1.7%**	**2,966,737**	**3.7%**
Commercial loans	2,669,044	2,715,151	-1.7%	2,539,369	5.1%
Leasing and Factoring	407,826	416,250	-2.0%	427,368	-4.6%
Retail lending	**9,067,777**	**8,566,929**	**5.8%**	**7,761,177**	**16.8%**
Chile	**7,370,895**	**6,918,938**	**6.5%**	**6,343,208**	**16.2%**
Consumer loans	1,858,446	1,703,882	9.1%	1,707,058	8.9%
Residential mortgage loans	5,512,449	5,215,056	5.7%	4,636,150	18.9%
Colombia	**1,696,882**	**1,647,991**	**3.0%**	**1,417,969**	**19.7%**
Consumer loans	968,421	930,694	4.1%	786,195	23.2%
Residential mortgage loans	728,461	717,297	1.6%	631,774	15.3%
TOTAL LOANS	**24,754,132**	**23,811,968**	**4.0%**	**22,589,071**	**9.6%**
Chile	**19,980,380**	**19,032,576**	**5.0%**	**18,204,365**	**9.8%**
Colombia	**4,773,752**	**4,779,392**	**-0.1%**	**4,384,706**	**8.9%**


Loan Portfolio - Breakdown
Mortgage 15%
Consumer 20%
Commercial 64%
Colombia 19%
Chile 81%
Mortgage 22%
Consumer 8%
Commercial 51%

Credit Portfolio - Currency Breakdown

Ch$ billion


Dec-21 6,740 9,799 8,215 24,754
Sep-21 6,600 9,452 7,759 23,812
Jun-21 6,557 9,214 7,101 22,873
Mar-21 6,579 9,033 7,105 22,717
Dec-20 6,464 8,959 7,166 22,589
Sep-20 6,620 8,995 7,787 23,402
Jun-20 6,765 8,979 8,545 24,289
Mar-20 6,269 8,819 8,531 23,620
Dec-19 6,219 8,749 8,186 23,154
Ch$ UF FX

As of December 31, 2021, Ch$8,215 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 5.9% in this quarter and represents approximately 33% of our total Credit Portfolio. In the fourth quarter of 2021, the U.S. dollar variation was 4.3% or approximately Ch$35 per dollar.

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

NPL Ratio (90 days overdue) by segment

By the end of the fourth quarter of 2021, our total consolidated NPL ratio for operations 90 days overdue reached 1.88%, a decrease of 0.46 percentage points from the previous quarter and a 0.35 percentage point decrease when compared to the same period of 2020.

The NPL ratio for commercial loans decreased from 2.97% to 2.30% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 2.05%, a 0.75 percentage points decrease when compared to the fourth quarter of 2020.

For consumer loans, the NPL ratio decreased 0.09 percentage points and mortgage loans decreased 0.05 percentage points in the quarter, amounting to 1.30% and 1.07% respectively.


3.17%
3.19%
2.55%
2.46%
2.57%
3.06%
3.30%
2.97%
2.30%
2.80%
2.81%
2.17%
2.16%
2.19%
2.76%
3.03%
2.80%
2.05%
2.82%
2.84%
2.38%
2.15%
2.23%
2.50%
2.61%
2.34%
1.88%
2.16%
2.34%
2.14%
1.26%
1.81%
1.68%
1.67%
1.39%
1.30%
2.11%
2.02%
1.97%
1.61%
1.46%
1.33%
1.23%
1.12%
1.07%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Tangible Equity Breakdown

The chart below shows the calculation of the average tangible Shareholders Equity or "Managerial Equity", which we use to determine the RoTAE.


4Q21 Average Balance (Ch$ billion)
Goodwill: Ch$ 493
Ch$ 493
Ch$ -
Intangibles from PPA: Ch$ 67
Ch$ 67
Ch$ -
All other Assets: Ch$ 36,529
Ch$ 30,037
Ch$ 6,492
Assets: 37,088
Deferred taxes asociated with intangibles from PPA: Ch$ 18
Ch$ 18
Ch$ -
All other Liabilities: Ch$ 34,084
Ch$ 28,141
Ch$ 5,943
Liabilities: 34,102
Asociated w/ PPA Intang.: Ch$ -
Minority Interest ex GW and PPA Intangibles: Ch$ 75
Minority Interest: 75
GW and PPA Intangibles: Ch$ 542
Ch$ 542
Ch$ -
Managerial Tang. Equity: Ch$ 2,369
Ch$ 1,894
Ch$ 475
Shareholders' Equity: 2,911
Managerial Tang. Equity: Ch$ 2,369
Ch$ 1,894
Ch$ 475
÷
Recurring Results: Ch$ 82,4
Ch$ 84,4
Ch$ (2,1)
=
Recurring RoTE: 13.9%
17.8%
(1.7%)

Itaú Corpbanca
44

Management Discussion & Analysis | Balance Sheet

Funding

Highlights

- Total funding amounted to Ch$29.9 trillion by the end of the fourth quarter of 2021, a 4.8% increase compared to the previous quarter and a 5.6% increase compared with the same period of 2020. The quarter-over-quarter change was primarily due to: (i) demand deposits growth (9.3%); (ii) bonds increase (9.8%); and (iii) interbank borrowing increase (3.6%). These changes were partly offset by time deposits decrease (-0.8%), despite rising interest rates. The monetary policy interest rate rose from 1.5% in September 2021 to 4% in December 2021. Year-over-year, demand deposits continued to grow, increasing by 22.2% driven by the withdrawal of pension fund moneys and other direct transfers to households. Also interbank borrowings and bonds have expanded by 29.5% and 9.7%, respectively against the fourth quarter of 2020. On the other hand, time deposits have decreased by 11.7%.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy.
- Our strategy in terms of bond issuances is to seek longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads vs. peers obtained in these issuances have stayed 10bp below, benefitting our cost of funds. In 2021, we have issued bonds for (i) UF 23.5 million (equivalent to Ch$728,306 million and US$856.6 million) and (ii) Ch$60,000 million which in total are equivalent to US$927 million (equivalent to Ch$788,306 million).

In Ch$ million, end of period	4Q21	3Q21	change		4Q20	change	
Funding from Clients (A)	**18,139,544**	**17,477,001**	**662,543**	**3.8%**	**18,269,321**	**-129,777**	**-0.7%**
Deposits and other demand liabilities	7,576,095	6,932,429	643,666	9.3%	6,197,406	1,378,689	22.2%
Time deposits and saving accounts	10,097,443	10,182,623	-85,180	-0.8%	11,433,064	-1,335,621	-11.7%
Investments sold under repurchase agreements	466,006	361,949	104,057	28.7%	638,851	-172,845	-27.1%
Other Funding (B)	**11,723,698**	**11,009,716**	**713,982**	**6.5%**	**10,016,957**	**1,706,741**	**17.0%**
Letters of credit	24,035	25,167	-1,132	-4.5%	30,846	-6,811	-22.1%
Bonds	5,585,760	5,085,906	499,854	9.8%	5,092,979	492,781	9.7%
Subordinated bonds	1,153,045	1,115,195	37,850	3.4%	1,081,031	72,014	6.7%
Interbank borrowings	4,918,423	4,749,007	169,416	3.6%	3,798,978	1,119,445	29.5%
Other financial liabilities	42,435	34,441	7,994	23.2%	13,123	29,312	223.4%
Total Funding (A) + (B)	**29,863,242**	**28,486,717**	**1,376,525**	**4.8%**	**28,286,278**	**1,576,964**	**5.6%**

Loans and Funding

The ratio between the loan portfolio and the funds raised from clients and other funding reached 82.9% in the fourth quarter of 2021:


79.9%
83.6%
81.3%
83.6%
82.9%
28.3
22.6
27.2
22.7
28.1
22.9
28.5
23.8
29.9
24.8
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Loan portfolio / Funding from clients and other funding
Loan portfolio
Funding from clients and other funding

Itaú Corpbanca

45

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe that risk management is essential to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite statement defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a Risk and Capital Commission to assist our Board and management in their assessment and management of market and liquidity risks, P&L and capital adequacy, in accordance with both economic principles and the applicable regulation. The Commision applies these principles and rules to provide oversight and management of market and liquidity risks, P&L and economic capital allocation, to review the effectiveness of related policies and limits as well as to review the adherence to market and liquidity risk and capital policies and procedures throughout the Bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process ("ICAAP"), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the Basel III Committee on Banking Supervision (BIS III), which were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	4Q21	3Q21
High Quality Liquid Assets	3,871,805	2,660,083
Net Potential Cash Outflows	1,545,502	1,934,351
LCR (%)	250.5%	137.5%

In Ch$ million	4Q21	3Q21
High Quality Liquid Assets	586,023	654,832
Net Potential Cash Outflows	422,274	594,760
LCR (%)	138.8%	110.1%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2103 per COP as of December 31, 2021.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. Our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	4Q21	3Q21
Available Stable Funding	19,440,611	17,640,741
Required Stable Funding	17,721,468	16,926,582
NSFR (%)	109.7%	104.2%

In Ch$ million	4Q21	3Q21
Available Stable Funding	3,978,006	3,802,560
Required Stable Funding	4,154,751	4,025,127
NSFR (%)	95.8%	94.5%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2103 per COP as of December 31, 2021.

Our current internal minimum limit for NSFR, set by the board of directors, is 90% in Chile and 85% for Colombia.

Note: NSFR data considers consolidated information for Chile and its subsidiaries and for Colombia and its subsidiaries. In this report, we have changed "Potential Cash Outflows" data included in 3Q19, for "Net Potential Cash Outflows" since 4Q19.

Itaú Corpbanca 46

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlights

- At the end of the fourth quarter of 2021, our regulatory capital ratio reached 16.22%, an increase of 366 basis points when compared to the previous quarter.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* ("CMF"), which follows the Chilean banking law capital requirements. On January 12, 2019, a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF, as of June 1, 2019. With this milestone the process of implementing Basel III in Chile started.

During 2020, the CMF issued regulations for several key definitions for the implementation of Basel III, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, changes in credit RWA as well as the definitive models for market and operational risks, among other aspects. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, with no deductions applied in 2021.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital, stated by the referential equity or total capital, composed of Tier I capital and Tier II capital, and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

Solvency Ratios

In Ch$ millions, end of period		4Q21	3Q21
Core capital [1]		**3,277,800**	**2,355,997**
(-) Goodwill		(492,512)	(492,512)
(+) Subordinated debt		1,043,327	1,008,312
(+) Additional provisions		133,323	114,060
(+) Minority interest		74,542	75,975
= Regulatory capital (Core capital + Tier II capital)		**4,036,481**	**3,061,831**
Risk-Weighted assets (RWA)		**24,880,688**	**24,374,677**
Ratios (%)	**BIS (Regulatory capital / Risk-weighted assets)** [2]	**16.22%**	**12.56%**
	Core capital ratio [1] (ex-goodwill)	11.19%	7.65%

Note: **(1)** Core Capital = *Capital básico* according to CMF current definitions for 4Q21 and to prior CMF BIS I definitions for 3Q21; **(2)** BIS Ratio = Regulatory capital / RWA, according to CMF current definitions for 4Q21 and to prior CMF BIS I definitions for 3Q21.

Main changes in the 4Q21

In December 2021, we started the implementation of Basel III. The regulatory adjustments of the capital base will be applied progressively during a 5-year term, without deductions in 2021. On the other hand, RWA (Risk-Weighted assets) changed from credit BIS I to credit, market and operational risk under BIS III. This adjustments started in December 2021.

Considering the above, the solvency ratio increased 366 basis points, mainly due to the effect of the capital increase, results of the period, and an increase in computable subordinated debt (FX effect). This was partially offset by an increase of RWA (Risk-Weighted assets) related to the introduction of new RWA for market and operational risk.


12.56%
378 bp
14 bp
-34 bp
7 bp
16.22%
3Q21
Core Capital (1)
Subordinated Bonds
RWA
Other
4Q21

Itaú Corpbanca
47

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Our Shares

Itaú Corpbanca capital stock is composed of 973,517,871,202 common shares traded on the Santiago Stock Exchange (**ITAUCORP**) as of December 31, 2021. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$1.6 trillion | **US$1.9** billion

Sell-side ratings

7 **Buy** | **4** **Hold** | **0** **Sell**

Source: Sell-side reports.

Average daily traded volumes for the 12-month period ended December 31, 2021 (US$ million)


1.60
0.19
1.79
Santiago
NY
Total

Corporate Structure Chart

As of December 31, 2021, our shareholders structure was as follows:


Itaú Unibanco[1]
56.60%
Saieh Family[2]
14.29%
IFC
1.95%
Others
27.16%
Itaú Corpbanca
973,517,871,202 (# total shares)


Others
Free Float
Others
1.16%
Sec. Brokerage
14.45%
Local
Inst. Investors
5.91%
264 bn
(# shares)
5.64%
ADR's & Foreign
Inst. Investors

1– Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda. that are under custody.

2– Includes 36,000,000 shares owned by Corp Group Banking S.A. that are under custody.

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 12/31/2021	**1.65**	**2.95**
Maximum price in the quarter	1.99	3.71
Average Price in the quarter	1.78	3.28
Minimum price in the quarter	1.58	2.75
Closing Price at 09/30/2021	**1.99**	**3.95**
Closing Price at 12/31/2020	**2.39**	**4.95**
Change in 4Q'21	**-17.14%**	**-25.32%**
Change in LTM	**-31.05%**	**-40.41%**
Average daily trading volume LTM (million)	**1,350.78**	**0.19**
Average daily trading volume in 4Q'21 (million)	**2,144.74**	**0.08**

Shareholder Base and Ratios	4Q21	3Q21	4Q20
Number of outstanding shares (million)	**973,517.9**	**512,406.8**	**512,406.8**
Number of outstanding ADRs [1:1500] (million)	**5.48**	**5.04**	**1.63**
Recurring Diluted Earnings per share in the quarter (Ch$)	**0.08**	**0.12**	**-0.24**
Accounting Diluted Earnings per share in the quarter (Ch$)	**0.07**	**0.10**	**-0.37**
Recurring Diluted Earnings per ADR in the quarter (US$)	**0.15**	**0.21**	**-0.51**
Accounting Diluted Earnings per ADR in the quarter (US$)	**0.12**	**0.19**	**-0.78**
Book value per share in the quarter (Ch$)	**3.37**	**4.60**	**4.52**
Price* / Earnings (P/E)	**6.05**	**4.75**	**-1.62**
Price*/ Tangible Book Value (P/B)	**0.49**	**0.43**	**0.53**

* Closing price on the last trading day of each period.

Dividends

The Itaú CorpGroup Shareholders' Agreement (ShA) provides for the distribution of 100% of the annual **net income net of the necessary reserves to comply with capital ratios defined "Optimal Regulatory Capital" in the ShA** whose terms are part of the "Transaction Agreement" executed on January 29, 2014 (https://s2.q4cdn.com/476556808/files/doc_downloads/strategic_alliance/update/CB_IR_PA_Shareholdersagreements.pdf). The actual amount of dividends will depend on, among other factors, our current level of net income, capital and legal reserve requirements, as well as market conditions. We cannot guarantee the amount or timing of future dividends. For purposes of capital requirements, annual dividends are provisioned at 30%.

For the year ended December 31, 2020, we reported a net loss of Ch$925,479 million as a consequence, **no dividends could be distributed at our ordinary shareholder's meeting held on March 18, 2021** in accordance with the provisions set forth in Article 78 of Law No. 18,046. Dividends can be paid exclusively from the net income for the year, after absorbing accumulated losses, if any.

The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)[1]	% Distributed	Dividend per Share (Ch$)
2016	**2017**	2,059	30%	0.001205475
2017	**2018**	57,447	40%	0.044844689
2018	**2019**	172,047	30%	0.100728627
2019	**2020**	127,065	100%	0.2479770771
2020	**2021**	(925,479)	0%	0.0000000000

1- Net Income Attributable to Shareholders (Accounting)

Itaú Corpbanca 50

Management Discussion & Analysis | Ratings

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two internationally recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

Detailed international ratings are presented below:

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Negative

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Senior unsecured bonds	BBB
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

Detailed local ratings are presented below:

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

Itaú Corpbanca

51

Itaú Corpbanca Executive Summary Management Discussion & Analysis 52

Itaú Corpbanca Executive Summary Management Discussion & Analysis 53 (This page was intentionally left blank)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.

These statements are based on the current expectations of Itaú Corpbanca' s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca' s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.

We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca' s financial results is included from time to time in the "Risk Factors" section of Itaú Corpbanca' s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Gabriel Moura
CEO. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl

Rodrigo Couto
CFO. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2834-6067
rodrigo.couto@itau.cl

Claudia Labbé
Head of Investor Relations. Itaú Corpbanca
Santiago. Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl

Itaú Corpbanca **54**